DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

02068214

No Act
P.E. 10-31-02
1-03011

November 20, 2002

Tim A. Beastrom
Associate General Counsel-Corporate
The Valspar Corporation
P.O. Box 1461
Minneapolis, MN 55440

Act	1934
Section	
Rule	14A-8
Public Availability	11-20-2002

Re: The Valspar Corporation
Incoming letter dated October 31, 2002

Dear Mr. Beastrom:

This is in response to your letter dated October 31, 2002 concerning the shareholder proposals submitted to Valspar by Michael P. Gradel. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Michael P. Gradel
623 Kenwood Ave.
Fort Wayne, IN 46805

Valspar

Tim A. Beastrom
Associate General Counsel-Corporate

1101 South Third Street, Minneapolis, MN 55415
Mailing Address: P.O. Box 1461, Minneapolis, MN 55440
612-375-7301 LEGAL FAX 612-375-7313

October 31, 2002

BY AIRBORNE EXPRESS

Office of Chief Counsel
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED
2002 NOV -4 AM 9: 32
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

RE: Shareholder Proposals

Ladies and Gentlemen:

Enclosed please find a letter containing four shareholder proposals received by The Valspar Corporation ("Valspar") on October 3, 2002, from Mr. Michael P. Gradel, a former Valspar employee. A review of the shareholder records indicates that Mr. Gradel is the registered holder of more than $2,000 worth of Valspar shares, although the proposals were not accompanied by a statement that Mr. Gradel intends to hold Valspar shares through the date of the meeting of shareholders.

Pursuant to Rule 14a-8(j)(2), Valspar is submitting six copies of this letter and six copies of Mr. Gradel's letter. Valspar intends to file definitive proxy materials relating to its 2003 Annual Meeting on or after January 25, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before Valspar intends to file its definitive proxy materials with the Commission. Valspar believes that Mr. Gradel's proposals may be properly excluded from the proxy materials relating to the 2003 Annual Meeting in accordance with Rules 14a-8(c), (e) and (i), as discussed more fully below.

1) Not Timely. All four proposals may be excluded under Rule 14a-8(e)(2) because they were not timely received by Valspar.

   Rule 14a-8 requires provides that a proposal is not timely if received at the registrant's principal executive offices less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. Valspar released its proxy statement in connection with its 2002 annual meeting on January 25, 2002. Accordingly, under Rule 14a-8, the deadline for receipt of shareholder proposals for Valspar's 2003 annual meeting was September 27, 2002. Mr. Gradel's letter was received at Valspar's principal executive offices on October 3, 2002 (see date stamp on the enclosed copy of Mr. Gradel's letter). *See Xerox Corporation* (available Mar. 9, 2000) (proposal received one day after deadline was permitted to be excluded under Rule 14a-8(e)(2)).

2) Stock Dividends. The fourth proposal may be excluded under Rule 14a-8(i)(13) because it relates to specific amounts of cash dividends on Valspar's common stock. *See Microsoft Corporation* (available July 24, 2002); *General Electric Co.* (available Jan. 31, 1990).

3) Ordinary Business Operations. The first, second and third proposals may be excluded under Rule 14a-8(i)(7) because they deal with matters relating to Valspar's ordinary business operations.

   a. Employee Benefits. The first and second proposals relate to insurance benefits for employees. The Staff has repeatedly concurred with the view that stockholder proposals relating to employment and retirement benefits offered by a company are within a company's ordinary business operations and may, therefore, be properly excluded. *See, e.g., Hewlett-Packard Company* (available December 8, 2000) (proposal to include retirees of company's spun-off business in benefit program for company retirees properly excluded); *Burlington Industries, Inc.* (available Oct. 18, 1999) (proposal to adopt certain health insurance benefits for retirees properly excluded as ordinary business matter); *Proctor & Gamble Co.* (available June 13, 1990) (proposal that company provide prescription drug plan for retirees excludable as ordinary business matter); *Ford Motor Company* (available Mar. 3, 1989) (proposal that company offer particular medical plan to employees excludable as ordinary business matter).

   b. Plant Closings. The third proposal relates to Valspar's cost controls in the operation of its facilities – in particular, plant closings. The proposal reads as follows: "When closing plants you can't sell property so cut the plants back keep them open run until you can sell then close and move. That way you don't lose as much and service the customer."

   In its 1998 release reversing the *Cracker Barrel* no-action letter, the Commission reviewed the underlying policy of the ordinary business matters exclusion: "The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release No. 34-40018 (May 21, 1998). According to the Commission, one of the considerations upon which this exclusion rests is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* This is especially true when a proposal "seeks to impose specific time-frames or methods for implementing complex policies." *Id.*

   Decisions about operating a plant as it is closing must be made on a plant-by-plant basis after consideration of many factors. The costs of maintaining duplicate inventories, making small production runs, managing small groups of workers and customer expectations must all be considered. The one-size-fits-all policy proposed by Mr. Gradel seeks to impose a specific method for implementing a complex policy. Shareholders cannot practicably make this type of decision. We believe this proposal falls within the "ordinary business operations" basis for exclusion.

The Staff has expressed the view that a proposal "dealing generally with the broad social and economic impact of plant closings or relocations" could not be excluded on the basis that it constituted an ordinary business matter. *See Pacific Telesis Group* (available Feb. 2, 1989). In *Pacific Telesis*, the proposal would have required that the company "study the impact to communities of the closing or consolidation" of a plant and that "alternatives be developed that help mitigate" decisions to close or consolidate plants. Mr. Gradel does not propose that Valspar consider the community impact of a plant closing, nor does he propose that Valspar consider various alternatives. His proposal would require Valspar to act in a specific way to achieve narrow cost reduction and customer service objectives, without regard to any broad social or economic issues.

4) Multiple Proposals. Mr. Gradel has submitted four proposals. Under Rule 14a-8(c), a shareholder may submit no more than one proposal for a particular shareholders' meetng. Although we believe each proposal is excludable for the reasons described elsewhere in this letter, if the Staff disagrees with this conclusion, then three of the four proposals can be excluded under Rule 14a-8(c).

For the reasons set forth above, Valspar requests that you concur with its view that Valspar may properly exclude each of Mr. Gradel's proposals from its 2003 proxy materials. As required by Rule 14a-8(j)(1), Valspar is providing Mr. Gradel with a copy of this letter.

If you have any questions or comments about this matter, please feel free to contact me.

Sincerely,

Tim Beastrom

Enclosures – 6 copies of letter and proposals, plus supporting information

Cc: Michael P. Gradel, by Airborne Express
Rolf Engh, Senior Vice President, General Counsel and Secretary
Martin R. Rosenbaum, Maslon Edelman Borman & Brand, LLP

OCT - 3 2002

2003 Stockholder Proposal
September 27 2002
Changes

One,
change term Life insurance to a univeral or whole life where enpolyers own there own policy, which has cash valve. and still keeps cost down. You could save alot. As part of the benifits package enpolyers are paying for something the company owns.
Have cash value in anount of whats paid in at age 65, a bonus for retirenent,

two.
Under a old agreement term life is not alood. term insurance is a waste of enpolyes and company mony, if passed back date this 5 years.

three,

When closing plants you can't sell propty so cut the plants back keep then open run until you can sell then close and move that way you dont lose ~~as~~ much and service the custaner.

Toor,

Increse dividents from 14 to 20 cents a quaters per share.
Trom the letty group.

I hope ty see these ups for a vote by all share holders at the annual meeting.
If not i woold like to know when or how there were shot down and for what reasons,

Share Holder

Michael Tedel
623 Kenwood ave
Fort Wayne, Indiana
46805

260 - 4841245

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2000

Martin S. Wagner
Associate General Counsel
Corporate, Finance and Ventures
Xerox Corporation
800 Long Ridge Road
P.O. Box 1600
Stamford, CT 06904

Act 1934
Section
Rule 14A-8
Public Availability 3.9.00

Re: Xerox Corporation
Incoming letter dated January 13, 2000

Dear Mr. Wagner:

This is in response to your letter dated January 13, 2000 concerning the shareholder proposals submitted to Xerox by William J. Kunert. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Catherine T. Dixon

Catherine T. Dixon
Chief Counsel

Enclosures

cc: William J. Kunert, SCSE
1835 N. Lex-Springmill
#97
Mansfield, OH 44906

March 9, 2000

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Xerox Corporation
Incoming letter dated January 13, 2000

The first proposal relates to Xerox providing its employees competitive compensation and benefits. The second proposal relates to Xerox establishing two director positions to be filled by employees having daily contact with Xerox customers.

There appears to be some basis for your view that Xerox may exclude the proposals under rule 14a-8(e)(2) because Xerox received them after the 120 day deadline for submitting proposals. We note in particular your representation that Xerox received the proposals after its December 13, 1999 deadline. Accordingly, we will not recommend enforcement action to the Commission if Xerox omits the proposals from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Xerox relies.

Sincerely,

Michael Ferraro
Attorney-Advisor

THE DOCUMENT COMPANY
XEROX

Xerox Corporation
800 Long Ridge Road
P.O. Box 1600
Stamford, CT 06904
(203) 968-3000

Office of General Counsel

Martin S. Wagner
Associate General Counsel
Corporate, Finance and Ventures
Direct Dial: (203) 968-3457
Fax Number: (203) 968-3446
E-Mail: Martin.Wagner@usa.xerox.com

00 JAN 14 PM 5:31

Via Overnight Delivery

January 13, 2000

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposals of William J. Kunert

Dear Sir or Madam:

Xerox Corporation (the "Company") has received two letters each dated December 11, 1999 from William J. Kunert, an employee of the Company, presenting two shareholder proposals for inclusion in the proxy material for the Company's 2000 Annual Meeting ("Proposals") (copies enclosed as Exhibits A and B). By letter dated December 28, 1999 the undersigned advised Mr. Kunert that (1) he is required to provide a written statement that he intends to continue to hold the Company's securities through the date of the 2000 Annual Meeting and (2) he must select only one of the two proposals to proceed (enclosed are a copy of my letter and the shipment tracking report of Airborne Express showing delivery of my letter on December 29, 1999). Pursuant to Rule 14a-8(j)(1) the Company hereby advises the Commission that it intends to exclude the Proposals from its 2000 proxy materials for the reasons described below. By copy of this letter, we are advising Mr. Kunert of the Company's intention. In accordance with Rule 14a-8(j) (2) there are submitted herewith five additional copies of this letter and the enclosures.

Late Submission
The Proposals may be excluded on the basis of Rule 14a-8(e) because they were received after the deadline for the receipt of shareholder proposals. The Proposals were received in the Office of the Corporate Secretary here at the principal executive offices of the Company on December 14, 1999 (see date stamp on Exhibits A and B). The Rule provides that to be timely a proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The proxy statement released by the Company for its Annual Meeting in 1999 was dated April 12, 1999. Accordingly, under the Rule the deadline for receipt of shareholder proposals for the Annual Meeting in 2000 was December 13, 1999. In accordance with Rule 14a-4(e)(1) this deadline was disclosed in the Company's Proxy Statement dated April 12, 1999 at page 25 under the caption "Shareholder Proposals for the 2000 Annual Meeting". Accordingly, the Proposals having been received after December 13, 1999 did not meet the deadline prescribed by Rule 14a-8(e).

Failure to Respond to the Company's Notification
The Proposals may be excluded on the basis of Rule 14a-8(f) because Mr. Kunert failed to correct the procedural problems identified in my letter to him dated December 28, 1999. Under Rule 14a-8(f) Mr. Kunert's response was required to be postmarked, or transmitted electronically, no later than 14 days from the date of receipt of my letter. My letter was delivered on December 29, 1999 so that Mr. Kunert's response was required to be postmarked or transmitted electronically not later than January 12, 2000. No such response has been received as of the date hereof. Should any such communication arrive after the date hereof, the undersigned undertakes to advise promptly by supplemental letter.

For the foregoing reasons, the Company believes that it may properly exclude the Proposals from its proxy materials for the 2000 Annual Meeting. The Company respectfully requests that the Staff indicate that it will not recommend enforcement action to Commission if the Company omits the Proposal from such proxy material.

Please acknowledge receipt of this letter and the enclosures by date stamping and returning the additional enclosed copy of this letter in the enclosed, stamped, self-addressed envelope.

Very truly yours,

Martin S. Wagner

Enclosures

c: E. M. Filter
William J. Kunert

Exhibit A

1835 N. Lex-Springmill
#97
Mansfield, Ohio 44906

Telephone (419) 747-2644
Internet billkunert@earthlink.net

DEC 14 1999

11December1999

Xerox Corporation
ATTENTION: SECRETARY
Shareholder Proposals
P.O. Box 1600
Stamford, Connecticut 06904

Good Morning,

Please include the following statement and proposed ballot initiative in the proxy statement and form of proxy for the 2000 Annual Meeting of shareholders.

Xerox Corporation recognizes the value of ascertaining customer needs from a personal level. To affirm that recognition and gain immediate and direct valuable information for the Board of Directors to use in planning the Companies' future, Xerox corporation will establish two Directorships on the Board of directors to be held by front line employees from the Customer Service Engineer and Field Sales positions. They will be the core of the sixth Board Committee named Customer Initiatives Committee.

The proposal shall read

Xerox Corporation shall establish two Director positions on The Board of Directors to be chaired by front line employees having direct and daily contact with Xerox Corporation customers. These Directors will be from, one each, Customer Service Engineer and Field Sales positions. The first of these Directors will be appointed for a one year term by the Executive Committee and thereafter all nominees for these positions will meet the same criteria for election as the other Directors.

Respectfully submitted

William J. Kunert

William J. Kunert SCSE
Xerox corporation
Employee / Shareholder

Exhibit B

RECEIVED
DEC 14 1999
F.M. FILTER

1835 N. Lex-Springmill
97
Mansfield, Ohio 44906

Telephone (419) 747-2644
Internet billkunert@earthlink.net

11 December1999

Xerox Corporation
ATTENTION: SECRETARY
Shareholder Proposals
P.O. Box 1600
Stamford, Connecticut 06904

Good Morning,

Please include the following informational statement and proposed ballot initiatives in the proxy statement and form of proxy for the 2000 Annual Meeting of Shareholders.

Xerox Corporation recognizes the valuable services of its employees to our customers. To affirm that recognition, The Company will use the same language contained in the Executive Compensation and Benefits Plan to guide future employee compensation plans.

The Proposal shall read

It shall be the compensation policy of the Xerox Corporation to provide a target level of compensation, as well as benefits, to employees intended to be equal to, or better than, the compensation paid by other companies in the market place in which Xerox Corporation operates and competes for equivalent skills and competencies for positions of similar responsibilities and desired levels of performance.

Respectfully submitted,

William J. Kunert

William J. Kunert, SCSE
Xerox Corporation
Employee / Shareholder

THE DOCUMENT COMPANY
XEROX

Xerox Corporation
800 Long Ridge Road
P. O. Box 1600
Stamford, CT 06904
(203) 968-3000

Martin S. Wagner
Assistant Secretary

Direct Dial: (203) 968-3457
Fax Number: (203) 968-3446

VIA OVERNIGHT MAIL

December 28, 1999

Mr. William J. Kunert
1835 N. Lex-Springmill
#97
Mansfield, Ohio 44906

Re: Shareholder Proposals For 2000 Annual Meeting of Shareholders

Dear Mr. Kunert:

On December 14, 1999 I received your letter dated December 13, 1999 attaching two proposals for presentation at the Company's 2000 Annual Meeting of Shareholders. Your submission is procedurally defective under Rule 14a-8 adopted by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, ("Rule") in the following respects:

1. It was not submitted within the time prescribed by the Rule. Under the Rule we were required to receive the proposals not later than December 13, 1999, when, in fact, they were received on December 14, 1999. This deadline, as required by the Rule, was disclosed in the Company's 1999 Proxy Statement.

2. Under subdivision (b)(2) of the Rule you are required to provide us with a written statement that you intend to continue to hold the securities in your ESOP account through the date of the 2000 Annual Meeting.

3. Under subdivision (c) of the Rule a shareholder is permitted to submit only one proposal for a particular shareholders' meeting. Accordingly, although we reject your proposal as untimely, should you choose to contest this, you must select which of your two proposals you wish to proceed with.

Under subdivision (d) of the Rule your response to the foregoing procedural matters must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

Please be advised that following receipt of your response, the Company intends under subdivision (i) of the Rule to seek to exclude from its proxy material for its 2000 Annual Meeting of Shareholders whichever of the two proposals you select to proceed with. As required by subdivision (j) of the Rule we will provide you with a copy of the filing we will make with the Securities and Exchange Commission in that regard.

Very truly yours,

Martin S. Wagner
Assistant Secretary

Enclosure

SHIPMENT TRACKING REPORT

RETURN AIRBORNE EXPRESS®

Airbill Number: 0002468342774

01/03/00 at 05:29:29 AM PT

Shipment Status

Picked Up: 12/28/1999 Shippers Door

Status: Delivered
WEST COLUMBUS, OH 12/29/99 09:17 am
Arrived at Airborne
WEST COLUMBUS, OH 12/29/99 07:56 am
Left Airborne
SOUTH NORWALK, CT 12/28/99 05:59 pm

Note: Status times reflect the time zone where the update took place.

Delivered To:

Signatory: FD

Shipper

XEROX
STAMFORD, CT 06904
USA

Receiver

WILLIAM J KONERT
MANSFIELD, OH 44906

Shipment Detail

Service: Express Delivery

Weight: 5

Pieces: 1

Doc/Pkg:

Ship Type: Package

Description:

Billing Ref: 72458602

Special:

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

July 19, 2002

John A. Seethoff
Assistant Secretary
Microsoft Corporation
One Microsoft Way
Redmond, WA 98052-6399

Re: Microsoft Corporation
Incoming letter dated June 24, 2002

Dear Mr. Seethoff:

This is in response to your letter dated June 24, 2002 concerning a shareholder proposal submitted to Microsoft by Chi Yuen. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Chi Yuen
GPO Box 1888
Sidney, NSW
2001 Australia

July 19, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Microsoft Corporation
Incoming letter dated June 24, 2002

The proposal requests that the board of directors declare a dividend of 50% of 2002 and subsequent years' earnings and that it maintain that dividend amount for subsequent years even if earnings fall in those years.

There appears to be some basis for your view that Microsoft may exclude the proposal under rule 14a-8(i)(13). Accordingly, we will not recommend enforcement action to the Commission if Microsoft omits the proposal from its proxy materials in reliance on rule 14a-8(i)(13).

Sincerely,

Keir D. Gumbs
Special Counsel

Microsoft Corporation
One Microsoft Way
Redmond, WA 98052-6399

Tel 425 882 8080
Fax 425 936 7329
http://www.microsoft.com/

Microsoft

June 24, 2002

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Microsoft Corporation Shareholder Proposal Submitted by Chi Yuen

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed are six copies of (1) this letter and (2) the proposal and statement in support thereof (the "Proposal") received by Microsoft Corporation (the "Company") on May 30, 2002 from Chi Yeun (the "Proponent") for inclusion in the proxy statement and form of proxy (collectively, the "Proxy Materials") relating to the Company's 2002 annual meeting of shareholders. This letter is intended to notify the Commission of the Company's belief that the Proposal may be properly omitted from its Proxy Materials and to set forth the Company's reasons for the intended omission.

Microsoft requests the concurrence of the Staff of the Division of Corporation Finance (the "Division") that no enforcement action will be recommended if Microsoft omits the Proposal from its Proxy Materials. The Company would appreciate the Division's response to its request prior to August 22, 2002, which is the date of the meeting of the Company's Board of Directors at which the Proxy Materials will be approved. The Company expects to file definitive copies of its Proxy Materials with the Commission on approximately September 16, 2002.

The Proposal reads as follows:

"RESOLVED: Shareholders request the Board declare a dividend of 50% of Year 2002 and subsequent years' earnings, with the level of dividends to be maintained at least at Year 2002 level for subsequent years, that is, even if subsequent years' profits were the lower (For Year 2002, EPS as estimated by S&P is $1.84/share, it is suggested that the Board declare a dividend of $0.92/share)."

Microsoft has concluded that the Proposal may be properly omitted from its Proxy Materials pursuant to Rule 14a-8(i)(13) of the Act. The specific reason why the Company deems omission to be proper and the legal support for such conclusion are discussed below.

THE PROPOSAL MAY PROPERLY BE OMITTED UNDER RULE 14a-8(i)(13) AS IT RELATES TO SPECIFIC AMOUNTS OF CASH OR STOCK DIVIDENDS.

Rule 14a-8(i)(13) provides that a shareholder proposal is excludable if it relates to specific amounts of cash or stock dividends. The Commission has interpreted this Rule broadly such that the phrase "specific amounts of cash or stock dividends" does not simply mean dividends in specific dollar amounts. See Exelon Corporation (March 2, 2002); Duke Energy Corporation (January 9, 2002). It is well established that a shareholder proposal that purports to establish a formula or percentage for the payment of dividends may be excluded. See International Business Machines Corporation (January 2, 2001); Lydall, Inc. (March 28, 2000); H.J. Heinz Company (May 6, 1987); ITT Corporation (January 23, 1986). Moreover, shareholder proposals that have the effect of determining a company's dividend policy by requiring a maximum or minimum dividend payment have been found to be excludable under Rule 14a-8(i)(13). See Duke Energy Corporation (January 9, 2002); General Motors Corporation (April 7, 2000); Loews Corporation (December 22, 1986).

The Proponent's request for "dividend of 50% of Year 2002" clearly relates to a specific amount of dividends: in fact, the Proposal provides that the Board resolve to "declare a dividend of $0.92/share." In addition, the Proposal attempts to establish a minimum dividend policy or payment in subsequent years so as to maintain the level of dividends "at least at [the] Year 2002 level." Based on the foregoing, the Company respectfully requests the Division's concurrence that the Proposal may be omitted and that it will not recommend any enforcement action if the Proposal is in fact excluded from the Company's 2002 Proxy Materials under Rule 14a-8(i)(13).

Pursuant to Rule 14a-8(j)(1), the Company by copy of this letter is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

Should you have any questions or comments regarding the foregoing, please contact James Andrus of Preston Gates & Ellis LLP at (206) 224-7329. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter and returning it in the enclosed, self-addressed stamped envelope.

We appreciate your attention to this request.

Sincerely,

MICROSOFT CORPORATION

By________________________
John A. Seethoff
Assistant Secretary

Enclosures

cc: Chi Yuen

Chi Yuen, GPO BOX 1888, Sydney, N.S.W, 2001, Australia

SHAREHOLDER PROPOSAL

WHEREAS: Our company has been continuously profitable for at least the past 10 years, but has never returned a single cent of dividend to the shareholders, I reckon it is wrong: policy-wise, and even morally. Given that intuition as well as empirical evidence show that share price is determined independently of *accumulated* earnings, this is my grounds for the proposal that our company pay out at least half, if not all, of its Year 2002 and subsequent years' earnings as dividends, providing the shareholders with a return - which is fundamental to share ownership.

RESOLVED: Shareholders request the Board declare a dividend of 50% of Year 2002 and subsequent years' earnings, with the level of dividends to be maintained at least at Year 2002 level for subsequent years, that is, even if subsequent years' profits were the lower. (For Year 2002, EPS as estimated by S&P is $1.84/share, it is suggested that the Board declare a dividend of $0.92/share)

SUPPORTING STATEMENTS:

(1) Over the past 6 years, from 1996 to 2001, earnings have increased to 335% from $2.195M to $7,346M, with EPS increasing to 317% from $0.43 to $1.365. However, the P/E ratio had remained more or less constant at a high from 50 to 55 and a low from 23 to 35. This means the market places value on *current* earnings only. That is, the Market prices the share to be commensurate with its *current* earnings: the higher the earnings, the higher the price, thus the P/E Ratio remains constant.

Since only current earnings counts, and accumulated earnings doesn't, our company might as well/ought to pay out its earnings as dividends, to reward its shareholders, particularly those that have bought on low, but did not sell on high.

Given that share price is determined independently of accumulated earnings, this is my grounds for the proposal that our company pay out at least half, if not all, of its earnings as dividends, providing the shareholders with a return - which is fundamental to share ownership.

(2) What had happened to all those years' earnings totalling $34.99 Billion (1996–$2,195M; 1997– $3,439M; 1998–$4,490M; 1999–$7,725M; 2000–$9,421M; 2001–$7,721M – *this year includes a one-off write-off of investment of $3.6 Billion*))? They were just accumulated as "Retained Earnings" - to give a boost to Shareholders' Equity, from $6,908M to $47.289B, to increase to 685% or, on a "per share" basis, it is an increase to 649%, from $1.353 to $8.785.

However, despite the Net Assets (Shareholders' Equity) of our company is increasing at twice the rate of its Earnings (685% versus 335%), this fact is not reflected in the share price, that is, the share price is increasing at the rate of earnings increase of 335% **ONLY** see the constant/stable P/E ratio!

Is the Board doing justice to the shareholders by hoarding those earnings of our company for no tangible gains to shareholders' wealth – (that is, to our company's share price? Probably NOT. Hence, all the more reason for paying out a dividend:

Indeed, this unprecedented declaration of a dividend by MSFT is bound to shake up the Market in a positive way: Such a pleasant surprise, after 25 years, particularly for those who had stayed put for all those years – this payout is very likely to spark up our company's share price.

(3) **MSFT is NOT a dot.com, NOT in the derogative financial sense associated with that word:** MSFT is a solid Industrial share with a solid track record of profitability, Return on Equity of 17-22%; an enviable Balance Sheet: Current Ratio of 3.56, Cash and near Cash was 66.8% of Shareholders' Equity and is virtually debt-free - i.e. it has the firepower to take on a lot more risks.

Should it declare a dividend of 92c/share - at a Payout Rate of 50% of estimated 2002 EPS of $1.84/share, this dividend is secured for a long 4.8 years, covered by Retained Earnings, even if there were NIL Income in the intervening years:
That is, our company has ample capacity to pay DIVIDENDS.

If inclusion of this point should make my submission too lengthy, please consider deleting this point.

(4) I have also done some empirical analysis that proves that the Market hardly places any value on accumulated earnings, hence our company might as well/ought to pay out its earnings as dividends (I have used the Microsoft EXCEL spreadsheet for my analysis (attached, but need NOT be published)).
I would like to introduce a measure of price sensitivity called a "*P/I*" *ratio* which is "Price" over "Intrinsic Value", with Intrinsic Value being determined as the sum of the Present Value of the Income Stream discounted for 100 years, at an assumed growth rate, of 3% and 6%, using a discount rate (= Cost of Capital) of 7.5%, 9% and 10%, plus the Net Asset Backing (=Shareholders' Equity) of the company.
This ratio measures theoretically how far the share is under- or over-valued by the Market - relative to its Intrinsic Value: A P/I Ratio of over unity means the market values the stock at more than its Intrinsic Value - which ought to be the norm under normal circumstances, when other qualitative factors, such as synergies of operations, quality of management, are taken into account, and is reflected in a higher Market Price than the Intrinsic Value.
It is NOT uncommon to see stocks at a PI ratio of less than unity, however, which may or may NOT present bargain purchase opportunities (See Addendum for my further comments on this).
As long as the company keeps on earning a positive income and accumulates that income, its share price ought to be increasing to a commensurate amount, thus resulting in a constant/stable P/I ratio, but this is NOT found to be so:
I have found, from comparing MSFT's 1996, and 2001 financials, the "PI" Ratio has consistently decreased by 13.8 to 16.9%, 15.3 to 18.5%, 16.4 to 19.5% under the Scenarios of discounting at 7.5%, 9% and 10% Cost of Capital, at earnings growth rates of 3%, and 6% respectively.
Thus proving that the Market hardly places any value on accumulated earnings. The moral is: It does not pay to accumulate your earnings, or at least, it makes no difference to the Market's perception of the company, so, you might just as well payout at least half of earnings as dividends, to reward your shareholders.

(5) Having said the above about Market Price, Earnings and Dividends, I need to emphasise that it is important to, and I distinguish between "Investing-HOLDING" and "Trading" in shares, or a combination of both activities. For the Trader the ONLY relevant consideration is the share's CURRENT Market Price he is interested ONLY in the "What?" He would NOT care less about the "How?" and the "Why?" which are theoretically left to the "Analysts" – who are supposed to make recommendations on the "COMPANY", and what logically follows is on the "STOCK" itself. For an Investor-Holder, the ONLY relevant consideration, once he has decided on buying the share **most preferably having studied the "HOW?" and "WHY?", as I have** - is his Purchase Price, and the Dividends payout, which is ultimately linked to the Earnings.

My share-trading Guru once remarked, "If you want to trade profitably, do NOT buy the *COMPANY*, buy the *STOCK*."

I would like to believe that when I bought into MSFT, I was buying BOTH the COMPANY and the STOCK, because I saw that it has the **CAPACITY** to satisfy the needs of BOTH the Traders and the HOLDERS.

MSFT has served the Traders well, but has thus far neglected to look after their Long Term HOLDERS. Please, a DIVIDEND is long overdue.

Pre-worked Formula: @ Cost of Capital								
		7.50%	7.50%	7.50%		7.50%	7.50%	7.50%
Growth rate assumption	Year 1995	0%	3%	6%	Year 2002	0%	3%	6%
Year "1" Earnings = Y'E		$100.01	$100.01	$100.01	Based on S&P	$100.01	$100.01	$100.01
Capitalized Earnings = YnE		$1,333.00	$2,192.00	$5,032.00	Est=$1.84/sh	$1,333.00	$2,192.00	$5,032.00

Basic Data extracted (This is ALL that is required for preliminary assessment of theoretical Valuation)

	Year 1995			Year 2002	
Total number of shares (M llions)	5104.700			5415.500	
Year "1" Earnings =Y'E₁, ($ Millions)	$2,195.00	Av 2 years=Optional - use only if favourable		$9,964.52	Av 2 years=Optional - use only if favourable
Actual Year "1" Earnings =Y'E$_{Actual}$	$2,195.00			$9,964.52	Year 2001 - left blank
Income Tax Rate (assume 100% Franking)	35%	S.H.E. If 50% Payout		35%	S.H.E. If 50% Payout
Net Asset Backing (NAB) = Shareholders' Eq	$6,908.00	$ 6,810.50	=$(47 289+$9,984 52)/2	$57 253.52	$52,271.26 =$(47 289+9934 52/2)M
Actual Dividends Paid ($ Millions)	$0.00	0.399348967		$4,967.26	Assuming my proposal is taken onboard
Dividends paid = Assumed at 50% Payout	$1,097.50	R.E. If 50% Payout		$4,882.26	R.E. If 50% Payout
Retained Earnings=1996 same proportion as	$2,760.78	$1,663.28	=$(18,898+$9,964.52)/2	$28,863.52	$23,881.26 =$(18 869+$9,964.52/2)M
Current Market (Approximate will do)	$15.76			$60.00	

INTRINSIC Value = Earnings potential *PLUS* Net Asset Backing (Shareholders' Equity)

Year "0" Earnings =Y°E₀	$2,195.00	$2,195.00	$2,195.00		$9,964.52	$9,964.52	$9,964.52
Capitalized Earnings=Y°E₀=Y°E₀*Y°E/100.01	$29,256.42	$48,109.59	$110,441.36		$132,813.77	$218,400.44	$501,364.51
ADD: Franking Credit =Y°E₀*35%/65%	$15,753.46	$25,905.18	$59,468.42		$71,515.11	$117,600.24	$269,965.51
ADD: Net Asset Backing (NAB) = Shareholders' Equity	$ 5,810.50	$5,810.50	$5,810.50		$52,271.26	$52,274.26	$52,271.26
INTRINSIC VALUE (Total)	$50,820.38	$79,825.25	$176,721.28		$256,600.14	$388,271.93	$823,601.28
Capitalized Earnings=Y°E₀=Y°E₀*Y°E/100.01	$5.73	$9.42	$21.64		$24.52	$40.33	$92.58
ADD: Franking Credit =Y°E₀*35%/65%	$3.09	$5.07	$11.65		$13.21	$21.72	$49.85
ADD: Net Asset Backing (NAB) = Shareholders' Equity	$1.14	$1.14	$1.14		$9.65	$9.65	$9.65
INTRINSIC VALUE (per share)	$9.96	$15.64	$34.42		$47.38	$71.78	$152.08
Years Dvd covered by R.E. - measures security of Dvd -	1.5	DPS=50%	$0.120	Years Dvd cove	4.8	DPS=50%	$0.920
even if NIL earnings in intervening years EPS	$1.840	ROE	37.8%	EPS=S&P Est'n	$1.840	ROE	19.1%
Current Market Price/sh; (Total Capitalisation)	$15.76	Capitalisation	$80,424.55	Market Price	$60.00	Capitalisation	$324,930.00
P/E Ratio = constant, i.e. ONLY current Earnings influence	8.56	8.56	8.56		32.61	32.61	32.61
C.Y's "PI" Ratio *** (=Market Price/Intrinsic Value):	1.58	1.01	0.46		1.27	0.84	0.39
The PI Ratio has decreased by 13.8-20% over 6 years that proves the Market hardly place value on *accumulated*					-20.0%	-16.9%	-13.8%

earnings. The moral is: Payout at least half of earnings as dividends, to reward your shareholders, particularly those who has bought on LOW but did NOT sell on HIGH.

This ratio measures theoretically how far the share is under- or over-valued by the Market - *relative to* its Intrinsic Value. A "PI" of over Unity means the market values the stock more than its Intrinsic Value - which ought to be the norm under normal circumstances, when qualitative factors are taken into account and is reflected in the higher price. It is NOT uncommon to see stocks at a PI ratio of of less than Unity, however, which may or may NOT present bargain purchase opportunities. As long as the company keeps on earning income and *accumulates that income*, its share price ought to be increasing, thus resulting in a ***constant PI ratio*** but this is NOT so. This demonstrates that the Market hardly put a value on, or is actually unable to comprehend a company's fundamentals. Given that **share price is determined independently of *accumulated*** earnings, this is the grounds for my proposal that the company pay out at least half, if NOT all of its earnings as **DIVIDENDs**, providing shareholders with a return - which is fundamental to share ownership. In finance theory, the value of the firm is determined <u>solely</u> by the present value of its dividend stream to perpetuality, assuming a certain rate of growth. **<u>Microsoft is NOT a dot.com</u>** - it's a solid Industrial share with a solid track record of profitability; Return on Equity of 17-22%; an enviable Balance Sheet: Current Ratio : 3.55, Cash and near Cash equal to 65.8% of Shareholders' Equity and is virtually debt-free - it has the firepower to take on a lot more risks. Should it declare a Dividend of 92c/share - at a Payout Rate of 50% this Dvd is secured for a long 4.8 years covered by R.E., even if there were NIL income in the intervening years: That is, our Company has ample capacity to pay DIVIDENDS.

Proof that the Market places NO value on ACCUMULATED earnings - might as well pay out as dividends

Pre-worked Formula for capitalisation at Cost of C	Year 2001				Year 2002 Based on S&P EsP$1.64/sh			
Growth rate		9.00%	9.00%	9.00%		9.00%	9.00%	9.00%
Year "0" Earnings = Y^0E		0%	3%	6%		0%	3%	6%
Capitalized Earnings = YnE		$100.01	$100.01	$100.01		$100.01	$100.01	$100.01
		$1,111.00	$1,861.00	$3,120.00		$1,111.00	$1,861.00	$3,120.00

Basic Data extracted (This is ALL that is required for preliminary assessment of theoretical Valuation)						
Total number of shares (Millions)	$104.700			$435.500		
Year "1" Earnings = Y^1E_{Av} ($ Millions)	$2,195.00	Av 2 years=Optional - use only if favourable		$9,964.52	Av 2 years=Optional - use only if favourable	
Actual Year "1" Earnings = Y^1E_{Actual}	$2,195.00			$9,964.52	Year 2001 - left blank	
Income Tax Rate (assume 100% Franking)	35%	S.H.E. If 50% Payout		35%	S.H.E. If 50% Payout	
Net Asset Backing (NAB) = Shareholders' E	$5,906.00	$ 5,810.50	=$(47 289+$9 964 52)/V	$57 253.52	$52,271.26	=$(47 289+9954.52/2)/4
Actual Dividends Paid ($ Millions)	$0.00	0.399548967		$4 982.26	Assuming my proposal is taken onboard	
Dividends paid = Assumed at 50% Payout	$1,097.50	R.E. If 50% Payout		$4 982.26	R.E. If 50% Payout	
Retained Earnings=1996 assumed same p	$2,750.72	$1,663.28	=$(18 899+$9,964 52)/V	$20,863.52	$23,881.26	=$(18 859+$9,964.52/2)/4
Current Market (Approximate will do)	$15.76			$60.00		

INTRINSIC Value = Earnings potential *PLUS* Net Asset Backing (Shareholders' Equity)							
Year "0" Earnings = Y^0E_v	$2,195.00	$2,195.00	$2,195.00		$9,964.52	$9,964.52	$9,964.52
Capitalized Earnings=Y^nE_v=Y^0E_v*Y^nE/100.0	$24,384.01	$38,455.30	$68,674.68		$110,694.75	$165,494.13	$311,758.65
ADD: Franking Credit =Y^nE_v*35%/65%	$13,129.85	$19,629.78	$36,978.88		$59,604.86	$89,112.22	$167,870.04
ADD: Net Asset Backing (NAB) = Shareholders' Equity	$ 5,810.50	$5,810.50	$5,810.50		$52,271.26	$52,271.26	$52,271.26
INTRINSIC VALUE (Total)	$43,324.36	$61,895.58	$111,463.86		$222,570.87	$306,877.61	$531,899.96
Capitalized Earnings=Y^nE_v=Y^0E_v*Y^nE/100.0	$4.78	$7.14	$13.45		$20.44	$30.56	$57.57
ADD: Franking Credit=Y^nE_v*35%/65%	$2.57	$3.85	$7.24		$11.01	$16.46	$31.00
ADD: Net Asset Backing (NAB) = Shareholders' Equity	$1.14	$1.14	$1.14		$9.65	$9.65	$9.65
INTRINSIC VALUE (per share)	$8.49	$12.13	$21.84		$41.10	$56.67	$98.22
Years Dvd covered by R.E. measures security of Dvd - even if NIL earnings in intervening years	1.5	DPS-50%	$0.520	Years Dvd cove	4.8	DPS-50%	$0.920
EPS	$1.840	ROE	37.8%	EPS=S&P Estim	$1.840	ROE	19.1%
Current Market Price/sh; |Total Capitalisation|	$15.76	Capitalisation	$80,424.15	Market Price	$60.00	Capitalisation	$324,930.00
P/E Ratio = constant, i.e. ONLY current Earnings influence	8.56	8.56	8.56		32.61	32.61	32.61
C.Y's "PI" Ratio *** (=Market Price/Intrinsic Value):	1.86	1.30	0.72		1.46	1.06	0.61
					-21.4%	-18.5%	-15.3%

The PI Ratio has decreased by [redacted] over 6 years, that proves the Market hardly place value on *accumulated* earnings.
The moral is: Payout at least half of earnings as dividends, to reward your shareholders, particularly those who has bought on LOW but did NOT sell on HIGH.

Proof that the Market places NO value on ACCUMULATED earnings - might as well pay out as dividends

Pre-worked Formula for capitalisation at Cost of Capital of	Year 1996				Year 2002		
	10.00%	10.00%	10.02%		10.00%	10.00%	10.00%
Growth rate	0%	3%	3%	Year 2002	0%	3%	6%
Year "0" Earnings = Y^0E	$100.01	$100.01	$100.01	Based on S&P	$100.01	$100.01	$100.01
Capitalized Earnings = Y^nE	$1,000.00	$1,427.00	$2,439.00	Est=$1.84sh	$1,000.00	$1,427.00	$2,439.00

Basic Data extracted (This is ALL that is required for preliminary assessment of theoretical Valuation)

	1996			2002		
Total number of shares (Millions)	5104.700			5415.500		
Year "1" Earnings = Y^1E_{2v} ($ Millions)	$2,195.00	Av 2 years=Optional - use only if favourable		$9,964.52	Av 2 years=Optional - use only if favourable	
Actual Year "1" Earnings = Y^1E_{actual}	$2,195.00			$9,964.52	Year 2001 - left blank	
Income Tax Rate (assume 100% Franking)	35%	S.H.E. 1 50% Payout		35%	S.H.E. 1 50% Payout	
Net Asset Backing (NAB) = Shareholders' E	$6,908.00	$ 5,810.50	=$(47,289+$9,964.52)M	$57,253.52	$52,271.26	=$(47,289+$9964.52/2)M
Actual Dividends Paid ($ Millions)	$0.00	0.369848967		$4,982.26	Assuming my proposal is taken onboard	
Dividends paid = Assumed at 50% Payout	$1,097.50	R.E. 1 50% Payout		$4,982.26	R.E. r 50% Payout	
Retained Earnings=1996 assumed same pr	$2,760.78	$1,663.28	=$(10,809+$9,964.52)M	$20,063.52	$23,801.26	=$(18,899+$9 964.52/2)M
Current Market (Approximate will do)	$15.76			$60.00		

INTRINSIC Value = Earnings potential *PLUS* Net Asset Backing (Shareholders' Equity)

	1996				2002		
Year "0" Earnings = Y^0E_r	$2,195.00	$2,195.00	$2,195.00		$9,964.52	$9,964.52	$9,964.52
Capitalized Earnings= Y^nE_r= Y^0E_r*Y^nE/100.01	$21,947.81	$31,319.52	$53,520.70		$99,636.24	$142,179.48	$243,010.34
ADD: Franking Credit = Y^nE_r*35%/65%	$11,818.05	$16,864.36	$28,824.22		$53,649.74	$76,558.18	$130,851.72
ADD: Net Asset Backing (NAB) = Shareholders Equity	$ 5,810.50	$5,810.50	$5,810.50		$52,271.26	$52,271.26	$52,271.26
INTRINSIC VALUE (Total)	$39,576.35	$53,994.37	$88,155.42		$205,556.24	$271,008.93	$426,133.32
Capitalized Earnings= Y^nE_r= Y^0E_r*Y^nE/100.01	$4.30	$6.14	$10.49		$18.40	$26.25	$44.87
ADD: Franking Credit = Y^nE_r*35%/55%	$2.32	$3.30	$5.65		$9.91	$14.14	$24.16
ADD: Net Asset Backing (NAB) = Shareholders Equity	$1.14	$1.14	$1.14		$9.55	$9.65	$9.65
INTRINSIC VALUE (per share)	$7.75	$10.58	$17.27		$37.96	$50.04	$78.69
Years Dvd covered by R.E. measures security of Dvd	4.5	DPS=50%	$0.920	Years Dvd cove	4.8	DPS=50%	$0.920
even if NIL earnings in intervening years — EPS	$1.840	ROE	37.8%	EPS=S&P Estim	$1.840	ROE	19.1%
Current Market Price/sh; [Total Capitalisation]	$15.76	Capitalisation	$80,424.55	Market Price	$60.00	Capitalisation	$324,930.00
P/E Ratio = constant. I.e ONLY current Earnings influence	8.56	8.56	8.56		32.61	32.61	32.61
C.Y's "PI" Ratio *** (=Market Price/Intrinsic Value):	2.03	1.49	0.91		1.58	1.20	0.76
					-22.2%	-19.6%	-16.4%

The PI Ratio has decreased by16.4-22.2% over 6 years, that proves the Market hardly place value on *accumulated* earnings

The moral is: Payout at least half of earnings as dividends to reward your shareholders, particularly those who has bought on LOW but did NOT sell on HIGH.

Below is the 2001 "Voting" document that proves my Shareholder standing.

Note: The original has been mailed with the International Express Post on 30 May 2002

DO NOT USE

DO NOT USE

594918104

DO NOT USE

4630 7396

DO NOT USE

TD WATERHOUSE

Investor Services, Inc.

DO NOT USE

DO NOT USE

NEW YORK, N.Y.

DO NOT USE

DO NOT USE

DO NOT USE

P.O. Box 1883

DO NOT USE

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

000096

JAN 31 1990

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: General Electric Company (the "Company")
Incoming letter dated December 15, 1989

The proposals relate to (1) a modification of the Company's Incentive Compensation Plan to require that the amount of the Incentive Compensation Reserve appropriated annually by the Board of Directors ("Board"), as well as the total amount of such Reserve available for future awards, be disclosed in the Company's proxy statement and annual report (the "Compensation Proposal"); and (2) the quarterly declaration of dividends by the Board in an amount which totals, on an annual basis, not less than 55% of the annual net earnings of the Company and its consolidated affiliates.

There appears to be some basis for your view that the Compensation Proposal may be excluded from the Company's proxy materials under Rule 14a-8(c)(7), since it appears to deal with a matter relating to the conduct of the Company's ordinary business operations (i.e. employee compensation). Under these circumstances, this Division will not recommend enforcement action to the Commission if the Company omits the Compensation Proposal and related supporting statement from its proxy statement.

There appears to be some basis for your opinion that the Dividend Proposal may be omitted from the Company's proxy material under Rule 14a-8(c)(13) which provides that a proposal may be omitted if it "relates to specific amounts of cash or stock dividends." Since the Dividend Proposal purports to establish a formula for dividend payments, it is our view that the Dividend Proposal relates to specific amounts of dividends and is, therefore, excludable under Rule 14a-8(c)(13). Under the circumstances, the Division will not recommend any enforcement action to the Commission if the Company omits the Dividend Proposal and related supporting statement from its proxy materials. In considering our enforcement alternatives, we have not found it necessary to reach the other basis for omission upon which you rely.

Sincerely,

Melinda L. Reingold
Attorney Fellow

GE0086 //

Section 14(a)
(d)

Associate Corporate Counsel

3135 Easton Turnpike, Fairfield, CT 06431
203 373 2442

December 15, 1989

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Share Owner Proposals
by Mr. Frank W. Dahlberg, Jr.

Gentlemen and Ladies:

Pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, this letter is to inform you that General Electric Company ("GE") intends to omit from its proxy statement for its 1990 Annual Meeting two proposals by share owner and former employee Frank W. Dahlberg, Jr.

One of Mr. Dahlberg's proposals (the "Compensation Proposal") requests that:

> The Incentive Compensation Plan be modified to require the amount of Incentive Compensation Reserve appropriated by the Board of Directors each year, and the total amount in the Reserve fund for future awards be published in the "Notice of Annual Meeting And Proxy Statement" and also in the Annual Report in the Notes to Consolidate Financial Statement or other appropriate place.

Mr. Dahlberg's other proposal (the "Dividend Proposal") requests that:

> ...the By-Laws of the General Electric Company Article II to be amended by adding paragraph D as follows:
>
> D. The board of Directors shall, in accordance with law declare dividends each quarter; the total annual dividend shall not be less that 55% of the annual Net Earnings of the General Electric Company and consolidated affiliates.

A copy of the proposals and the supporting statements, as submitted by the proponent, is attached.

It is our opinion that the Compensation Proposal submitted by Mr. Dahlberg is excludable under Rule 14a-8(c)(7) because it concerns employee compensation, a matter relating to the conduct of GE's ordinary business operations. It is our opinion that the Dividend Proposal submitted by Mr. Dahlberg is excludable under (1) Rule 14a-8(c)(13) because it purports to establish a formula for dividend payments and (2) Rule 14a-8(c)(1) because it is not a proper subject for share owner action. In the event that you do not concur that either proposal is excludable on the bases set forth above, then one must be excludable under Rule 14a-8(a)(4) as the second proposal submitted by Mr. Dahlberg.

I. The Compensation Proposal Relates to the Ordinary Business Operations of GE

Mr. Dahlberg's Compensation Proposal concerns employee compensation, a matter relating to the conduct of ordinary business operations of GE, and is therefore excludable pursuant to Rule 14a-8(c)(7).

Rule 14a-8(c)(7) provides that a company may omit a share owner proposal if it "deals with a matter relating to the conduct of the ordinary business operations of the registrant." The SEC Staff has frequently recognized that proposals by stockholders regarding compensation are properly excludable as relating to the conduct of the company's ordinary business operations. See May Department Stores Co. (April 6, 1989) (omission of proposal to require a shareholder vote for pensions to persons not employed by the company); Emerson Radio Corp. (March 10, 1989) (omission of proposal to restrict executive salaries and other executive compensation during periods of company losses, and requiring shareholder approval for executive bonus compensation); General Electric Co. (January 19, 1989) (omission of proposal to impose a ceiling on total annual compensation for any Company employee); American Telephone & Telegraph Co. (December 8, 1988) (omission of proposal to impose a cap on the amount of compensation and benefits paid by the company); Chrysler Corp. (November 15, 1988) (omission of proposal to establish a formula for determining the amount of any increases or decreases in the compensation of directors or officers); Maytag Corp. (March 3, 1988) (omission of proposal to increase or decrease director compensation by the same percentage as increases and decreases in the company's earnings); Key Tronic Corp. (August 25, 1987) (omission of proposal for shareholder approval of all increases in compensation for certain management employees); Lorimar Telepictures Corp. (July 7, 1987) (omission of proposal to revoke stock options and incentives previously issued to officers and directors); The Great Atlantic & Pacific Tea Company Inc. (April 10, 1987) (omission of proposal to establish a formula for determining the amount of increase or decrease in the compensation of directors or officers).

Although Mr. Dahlberg's Compensation Proposal requests the Board of Directors "to report" in the Proxy Statement and Annual Report on matters relating to an incentive compensation plan, the proposal is nevertheless related to the ordinary business operations of GE and therefore excludable. While prior to 1983 the Staff had taken the position that proposals requesting issuers to prepare reports on specific aspects of their business would not be excludable under Rule 14a-8(c)(7), the Commission stated, in Exchange Act Release No. 34-20091, (August 16, 1983) (hereafter "1983 Release"), that "[b]ecause this interpretation raises form over substance and renders the provisions of paragraph (c)(7) largely a nullity . . . [h]enceforth, the staff will consider whether the subject matter of the special report . . . involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)."

Since 1983, the Commission Staff has found a number of share owner proposals requesting reports or disclosures similar to the report requested in the Compensation Proposal to be excludable under Rule 14a-8(c)(7) because they related to ordinary business operations of the registrant. For example, in Chevron Corp. (January 25, 1988) the Commission Staff found that a proposal requesting a report regarding the amount of awards under two executive compensation plans for a period of eight years and submission of the plans for share owner approval was excludable under Rule 14a-8(c)(7). The first part of the omitted proposal in Chevron concerning a report is very similar to Mr. Dahlberg's proposal which would require a report of the amount of Incentive Compensation Reserve appropriated by the Board of Directors and the total amount in the Reserve fund for future awards. In Bay State Gas Co. (November 20, 1987), a proposal requiring share owner notification of certain compensation arrangements between the company and its retired officers was deemed a matter relating to ordinary business operations. In Newport Pharmaceuticals International, Inc. (August 10, 1984) the proposal, which in part requested the Board of Directors to report to the share owners on whether the amount of compensation paid to the company's key executive officers over the past five years had been excessive, was also excludable under 14a-8(c)(7). In Texas Air Corp. (April 11, 1984), a proposal relating to disclosure of personal employment benefits received by the company's executive officers was excludable under 14a-8(c)(7) because the Commission Staff considered "the reporting of executive compensation" to be a matter related to the conduct of the company's ordinary business.

Accordingly, because the subject matter of the report requested by Mr. Dahlberg's Compensation Proposal involves employee compensation, a matter of GE's ordinary business operations, the proposal is excludable under Rule 14a-8(c)(7). Any other result would raise form over substance and render the provisions of Rule 14a-8(c)(7) and paragraph II.E.(5) of the 1983 Release largely a nullity.

Furthermore, Mr. Dahlberg's Compensation Proposal would require GE to disclose information beyond what the proxy rules require and would not provide share owners of GE with any meaningful additional information. In Bay State Gas Co. (November 20, 1987), the SEC determined that a proposal which would require share owner notification of certain compensation arrangements between the company and its retired officers was excludable under Rule 14a-8(c)(7) because the "determination to advise shareholders of compensation arrangements not otherwise required to be disclosed" was a matter relating to the conduct of the company's ordinary business operations. Mr. Dahlberg's Compensation Proposal is likewise excludable under Rule 14a-8(c)(7) on this basis.

The proposal requests modification of the Incentive Compensation Plan to require publishing in the Proxy Statement and Annual Report (1) the amount appropriated to the Incentive Compensation Reserve each year by the Board, and (2) the total amount available in the Reserve for future awards. GE already discloses the formula used to determine the maximum amount that may be appropriated to the Incentive Compensation Reserve each year in its proxy statement. As stated on p. 17 of GE's 1989 proxy statement (copy attached), "[t]he maximum amount that may be appropriated for this Reserve in any year is 10% of the amount by which consolidated net earnings exceed 5% of average consolidated capital investment, each as defined in the Plan." In addition, GE also provides the amount of incentive compensation allotted to executive officers for services performed in the preceding year. As stated on p. 18 of GE's 1989 proxy statement, "[t]he [compensation table] includes incentive compensation (including deferred amounts) allotted in 1989 to executive officers for services performed in 1988." Furthermore, in its 1990 Proxy Statement, GE will be proposing a new long term incentive compensation plan for share owner approval and will therefore be disclosing three years' data on incentive compensation paid to its executive officers and to all employees as a group pursuant to Item 10 of Schedule 14A and Item 402 of Regulation S-K.

Although the SEC Staff has recently declined to issue no-action letters in the case of share owner proposals that requested disclosure of the identity, position as well as salary, bonus and other cash compensation of executive officers contractually entitled to receive over $100,000 annually, those proposals are distinguishable from the proposal at issue here. See UAL Corp. (October 13, 1989); CBS Inc. (February 24, 1989). Furthermore, we believe that the Staff decisions in UAL and CBS were inconsistent with well established Commission precedent and the 1983 Release.

The proposals are distinguishable because they request different information. The CBS and UAL proposals seek specific information regarding executive officers, including their compensation. Mr. Dahlberg's proposal, however, requests information regarding the appropriation of funds to an incentive compensation plan; information which has been substantially disclosed in accordance with the proxy rules as discussed above.

The SEC Staff declined to issue no-action letters in CBS and UAL on the basis that the subject matter of the proposals involved matters of policy beyond the realm of the issuer's ordinary business. While the Staff did not explain how the CBS proposal involved "matters of policy," the Staff specifically stated in the UAL letter that the "subject matter of the proposal is directed toward accountability concerns that involve policy matters beyond the realm of an issuer's ordinary business." UAL Corp., supra. GE respectfully disagrees with this interpretation because it is inconsistent with well established precedent regarding employee compensation and renders Rule 14a-8(c)(7) a nullity by returning to an interpretation that raises "form over substance," an interpretation which the Commission clearly rejected in the 1983 Release.

As set forth above, the 1983 Release provides, in relevant part, that where a proposal requests issuers to prepare reports on specific aspects of their business, "the staff will consider whether the subject matter of the special report . . . involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)." (Emphasis added.) The SEC Staff, however, based its decision not to allow exclusion of the UAL proposal on the fact that the "subject matter of the proposal is directed toward accountability concerns that involve policy matters." While the purpose of the proposal in UAL may arguably be directed toward accountability, the subject matter of the report is clearly executive compensation, a specific aspect of UAL's business. Furthermore, since the purpose of any report is, at least to some degree, accountability, it would eviscerate the principle announced in the 1983 Release to require the inclusion of proposals simply because they are directed towards accountability.

The decisions by the SEC Staff in UAL and CBS render both Rule 14a-8(c)(7) and the 1983 Release nullities by returning to the pre-1983 Release interpretation[1] which, after numerous objections to this interpretation as raising form over substance, the Commission rejected. The Commission adopted a "significant change" in the Staff's interpretation of the rule when it issued the 1983 Release by instructing the Staff to focus on the subject matter underlying the requested report. The 1983 Release requires the Staff to focus on the specific aspect of the business addressed by the proposal, not the purpose of the report. Also, it would be contrary to the spirit, if not the letter, of the Administrative Procedure Act if the SEC Staff unilaterally decided to return to an interpretation which the Commission clearly rejected in the 1983 Release after soliciting comments from the public in Exchange Act Release No. 34-19135 (October 14, 1982).

In accordance with the interpretation of Rule 14a-8(c)(7) mandated by the Commission in the 1983 Release and consistent with the well established precedent regarding employee compensation cited earlier, Mr. Dahlberg's proposal is properly excludable under Rule 14a-8(c)(7).

---

[1]Prior to the interpretive change to Rule 14a-8(c)(7) announced in the 1983 Release, the SEC Staff consistently refused to apply the exclusion to proposals that requested the preparation of a report on a particular area of the issuer's business, even where the subject matter of the report was a matter involving the ordinary business operations of the issuer, because the determination of whether to issue such a report was considered an important policy matter. See Allis-Chalmers Corp. (March 16, 1983); UNC Resources, Inc. (May 6, 1980); Republic New York Corp. (March 8, 1983); Texas Instruments, Inc. (February 1, 1983); Rockwell Int'l. Corp. (November 23, 1977). In UNC Resources, Inc., supra, the SEC Staff focused on the "basic purpose of the proposal" in refusing to allow the company to exclude the proposal. The proponent in the Allis-Chalmers letter noted that the SEC Staff's "long-standing position" was based on the fact that the "preparation of...a report pertains to the accountability of management to its shareholders, rather than to the day-to-day operations of the business." (Emphasis added.) As stated above, the 1983 Release rejected this line of reasoning.

II. The Dividend Proposal

A. The Proposal Relates to Specific Amounts of Cash or Stock Dividends

Under Rule 14a-8(c)(13), a company may omit a share owner proposal "[i]f the proposal relates to specific amounts of cash or stock dividends." Mr. Dahlberg's Dividend Proposal recommends that GE's by-laws be amended to require total annual dividends to be at least 55% of the Annual Net Earnings of GE.

The SEC Staff has consistently allowed for the omission of share owner proposals that purport to establish a formula for dividend payments. See General Public Utilities Corp. (April 13, 1988) (dividends shall be at least 50% of net earnings); Citicorp (February 22, 1988) (increase dividend payout ratio and increase dividends yearly at a rate to maintain 4.5%-5% yield); Thetford Corp. (October 24, 1985) (dividends shall be 40% of net earnings); Proctor & Gamble (June 10, 1981) (dividends shall be up to 48% of net earnings).

Accordingly it is our conclusion that the proposal may be omitted under Rule 14a-8(c)(13).

B. The Proposal Is Not a Proper Subject For Share Owner Action

Under Rule 14a-8(c)(1), a company may omit a share owner proposal "[i]f the proposal is, under the laws of the registrant's domicile, not a proper subject for action by security holders." Section 701 of the New York Business Corporation Law, GE's state of incorporation, provides that the business of a corporation shall be managed by its Board of Directors. Furthermore, Section 510 of the New York Business Corporation Law indicates that declaration of dividends is discretionary: "A corporation may declare and pay dividends . . . on its outstanding shares . . . ." It is well established under New York case law that it is within the sole discretion of a corporation's directors to decide when and to what extent a dividend shall be declared, subject to the qualification that payment of the dividend may not impair capital. Williams v. Western Union Telegraph Co., 93 N.Y. 162, 192 (1883); Strout v. Cross, Austin & Ireland Lumber Co., 283 N.Y. 406, 414, 28 N.E.2d 890 (1940); Kamin v. American Exp. Co., 86 Misc.2d 809, 383 N.Y.S.2d 807, affirmed 54 A.D.2d 654, 387 N.Y.S.2d 933 (1976). Thus, declaration of dividends is not a proper subject for share owner action.

III. One of the Proposals Is Excludable Under Rule 14a-8(a)(4)

Under Rule 14a-8(a)(4), "[t]he proponent may submit no more than one proposal and an accompanying supporting statement for inclusion in the registrant's proxy materials for a meeting of security holders." While we believe that each proposal is excludable for the reasons set forth above, if the Staff should disagree with that conclusion, then one of the proposals must be excludable pursuant to Rule 14a-8(a)(4). See Firestone Tire & Rubber Company (December 16, 1987).

We respectfully request the concurrence by the Division Staff in GE's determination to omit the Dahlberg proposals from GE's proxy statement. Five additional copies of this letter and its attachments are enclosed pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934. By copy of this letter, Mr. Dahlberg is being notified that GE does not intend to include the proposals in the proxy materials.

It is expected that GE's definitive proxy material will be filed with the Securities and Exchange Commission on or about March 6, 1990, the date on which GE will begin mailing the proxy statement to its share owners. In order to meet our printing and distribution requirements, we intend to start printing the proxy statement on February 16, 1990. GE's Annual Meeting is scheduled to be held on April 25, 1990.

If you have any questions, please do not hesitate to call (203-373-2442).

Very truly yours,

Eliza W Fraser

Eliza W. Fraser

Encs.

cc: Mr. Frank W. Dahlberg, Jr.
34 Towne Lane
Topsfield, MA 01983

Ms. Cecilia D. Blye
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

(0054A)

DEC 94. 13

Frank W. Dahlberg, Jr.
11511-113 th. St. N. Apt 4E
Largo, Florida, 34648

CORPORATION FINANCE
1990
BRANCH II

December 29, 1989

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: General Electric Co. Letter of Dec. 15, 1989
Omission of Share Owner Proposals
by Mr. Frank W. Dahlberg, Jr.

Gentlemen and Ladies :

The proposals submitted by me are not excludable from the proxy statement, they do not concern employee compensation. I hope you will agree that these proposals should be published and so advise the G.E.Co.

For the record I am a long service (36 years) retired employee and share owner of the General Electric Co. my summer home is 34 Towne Lane , Topsfield, MA 01983 for the next few months I will be at my winter home 11511-113th. St. N. ; Largo, FL. 34648 Please all letters to Florida address.

I. THE Compensation Proposal does not relate to the ordinary business operations of GE. It only ask for finical information, nothing more. It seems to me that as a share owner I have the right to all finical information. What is GE trying to hide ? I suggest this subject should be investigated and I intend to write my Congressman and Senator suggesting this matter be looked into my an appropriate committee of the Congress.

II. The dividend proposal is the proper subject for share owner action. The only reason for GE's existence is to make money for the owners of the corporation, therefore any proposal regarding finical matters is a proper subject for share owner action.

I hope you will advise GE that they must publish these proposals in the proxy statement.

Sincerely,

Frank W. Dahlberg Jr.

Frank W. Dahlberg, Jr.

000095

Supporting Statement : The amount of the dividends declared each year has continued to decrease, while retained earnings have increased from approximately 56.6 % of net earnings in 1986 to over 61 % of net earnings in 1988 while the price of a share of stock remained essentially unchanged during this period.

I believe it is time to stop "churning" the company and concentrate on improving the profitability of each sector.

Sincerely,

Frank W Dahlberg Jr.

Frank W. Dahlberg, Jr.
Soc. Sec. # 026-12-4146

/KC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2000

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036-5306

1934
14A-8
12-8-2000

Re: Hewlett-Packard Company
Incoming letter dated October 30, 2000

Dear Ms. Goodman:

This is in response to your letter dated October 30, 2000 concerning the shareholder proposal submitted to HP by Mark G. Leonard. We also have received a letter from the proponent dated November 3, 2000. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Mark G. Leonard
663 Berry Ave.
Los Altos, CA 94024-4939

December 8, 2000

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Hewlett-Packard Company
Incoming letter dated October 30, 2000

The proposal relates to the inclusion into the HP discount program of those employees who retired from HP before the spin-off of Agilent Technologies and were re-classified as retirees of Agilent Technologies.

There appears to be some basis for your view that HP may exclude the proposal under rule 14a-8(i)(7), as relating to HP's ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if HP omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which HP relies.

Sincerely,

Jonathan Ingram
Attorney-Advisor

GIBSON, DUNN & CRUTCHER LLP
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October 30, 2000

VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Securities Exchange Act of 1934, Rule 14a-8;*
Stockholder Proposal of Mr. Mark G. Leonard

Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Hewlett-Packard Company ("HP"), to exclude from its proxy statement and form of proxy for HP's 2001 Annual Meeting of Stockholders (collectively, the "2001 Proxy Materials") a stockholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from Mr. Mark G. Leonard (the "Proponent"). The Proposal, which addresses a product discount program currently offered by HP to its employees and retirees, states that:

> Employees who retired from HP before the spinoff of Agilent Technologies should not be excluded from the discount program on purchases of HP products because the company re-classified them as retirees of Agilent.

The Proponent's letter, dated September 5, 2000, setting forth the Proposal and Supporting Statement, is attached hereto as Attachment A.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of HP's intention to exclude the Proposal and Supporting Statement from the 2001 Proxy Materials. HP intends to file its definitive 2001 Proxy Materials with the Securities and Exchange Commission (the "Commission") on or after January 18, 2001. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before HP intends to file its definitive 2001 Proxy Materials with the Commission.

On behalf of HP, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our opinion that the Proposal and Supporting Statement may be properly excluded from HP's 2001 Proxy Materials for the reasons and on the bases set forth below. As discussed more fully below, we believe that the Proposal and Supporting Statement may properly be excluded from the 2001 Proxy Materials pursuant to the following rules:

1. Rule 14a-8(i)(7), because the Proposal and Supporting Statement relate to HP's ordinary business operations; and

2. Rule 14a-8(i)(4), because the Proposal and Supporting Statement are designed to result in a personal benefit to the Proponent that is not shared with HP's stockholders at large, and because the Proposal and Supporting Statement relate to the redress of a personal claim or grievance against HP.

<u>DISCUSSION</u>

1. The Proposal and Supporting Statement address matters that relate to HP's ordinary business operations and, therefore, may be excluded under Rule 14a-8(i)(7).

The Proposal and Supporting Statement may be omitted from HP's 2001 Proxy Materials pursuant to Rule 14a-8(i)(7), which permits the exclusion of stockholder proposals that address matters relating to a company's "ordinary business" operations. The Staff has consistently taken the position that proposals addressing both retirement benefits and discount pricing policies relate to ordinary business operations and can be excluded on that basis.

The Commission has indicated that the "ordinary business" exclusion in Rule 14a-8(i)(7) rests on two central considerations. First, the exclusion "confine[s] the resolution of ordinary business problems to management and the board of directors" because "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Release No. 34-40018 (May 21, 1998). Consistent with this underlying policy, the exclusion distinguishes between proposals involving "business matters that are mundane in nature" and those that have "significant policy, economic or other implications inherent in them." Release No. 34-12999 (Nov. 22, 1976). The former are excludable; the latter are not. Second, the exclusion in Rule 14a-8(i)(7) is intended to prevent stockholders from micro-managing a company "by probing too deeply into matters of a complex nature upon which [stock]holders, as a group, would not be in a position to make an informed judgment." Release No. 34-40018 (May 21, 1998).

At issue in the Proposal is a product discount program that HP maintains for its employees and retirees. Unlike certain "vested" benefits, such as those accrued under HP's qualified retirement plans, the product discount program is offered and maintained by HP solely in its discretion, as is legally permissible. On June 2, 2000, HP completed a spin-off to its stockholders of the common stock of Agilent Technologies, Inc. ("Agilent"), a company that now comprises HP's former test-and-measurement, semiconductor products, chemical analysis and healthcare solutions businesses. At the time of the spin-off, certain HP retirees were designated as Agilent retirees based on the nature of their pre-retirement job responsibilities at HP. The benefits of these retirees are now governed by the terms of Agilent's benefit plans and programs. As a result of his designation as an Agilent retiree, the Proponent is no longer eligible for HP's discount program.

A. Employment and Retirement Benefits

The Proposal and Supporting Statement may be omitted from HP's 2001 Proxy Materials pursuant to Rule 14a-8(i)(7) because the scope of the employment and retirement benefits offered by HP relates to HP's ordinary business operations.

The Staff has repeatedly concurred with the view that the scope of the employment and retirement benefits offered by a company relates to the company's ordinary business operations and that stockholder proposals addressing such benefits may be excluded on this basis. *See, e.g.*, *Procter & Gamble Co.* (available June 13, 1990) (proposal that company provide prescription drug plan for retirees and their spouses related to ordinary business operations); *Ford Motor Company* (available Mar. 3, 1989) (proposal that company offer specified medical plan to employees and retirees nationwide related to ordinary business operations).

The Staff has taken this position in three no-action letters involving circumstances analogous to those involved here – that is, where a stockholder was seeking reinstatement of employment benefits that were discontinued for a valid business reason. In each instance, the Staff concluded that the company could exclude the proposal on ordinary business grounds. In *Burlington Industries, Inc.* (available Oct. 18, 1999), a retired employee submitted a proposal asking the company to adopt a new health insurance plan and reinstate dental benefits for retirees. The proposal was precipitated by the closure, six years after the employee retired, of the plant at which the employee had worked. As a result of the closure, there was an insufficient number of company participants in the employee's geographic area for the company to continue offering the employee's former health plan at a reasonable rate. The Staff permitted the company to exclude the proposal in reliance on Rule 14a-8(i)(7) on the grounds that employment benefits relate to a company's ordinary business operations.

Similarly, *UAL Corp.* (available Nov. 28, 1990) involved a proposal requesting that the company authorize reinstatement of retiree travel benefits to certain former United Airlines employees. The Staff permitted the company to exclude the proposal in reliance on Rule 14a-8(c)(7) (now Rule 14a-8(i)(7)) on the grounds that retirement benefits relate to a company's ordinary business operations. In *American Home Products Corp.* (available Jan. 21, 1981), a stockholder submitted a proposal requesting that the company extend to all employees who had retired prior to 1978 the same medical benefits offered to employees who retired after that year in order to afford those who had retired earlier access to improvements in the company's medical coverage. The proposal also sought increases in the amount of retirement benefits paid in order to account for inflation. The Staff concluded that both proposals could be omitted from the company's proxy materials because "the scope of retirement benefits" related to the company's ordinary business operations. *See also General Motors Corp.* (available Mar. 15, 1991) (permitting exclusion of proposal that company continue to provide health coverage free of charge to new spouses of retirees who remarried).

B. Discount Pricing Policies

The Proposal and Supporting Statement may also be omitted from HP's 2001 Proxy Materials pursuant to Rule 14a-8(i)(7) because the discounts to be offered on HP's products and services relate to the ordinary business operations of HP.

The Staff has repeatedly concurred with the view that discount pricing policies relate to a company's ordinary business operations and that stockholder proposals addressing such policies may be excluded on this basis. *See, e.g., General Electric Company* (available Dec. 30, 1999) (proposal requesting that stockholders be given the right to elect receipt of dollar entitlements toward the purchase of company products in lieu of dividends); *Chevron Corp.* (available Feb. 22, 1999) (proposal requesting implementation of rebate program to equalize prices paid for company products by stockholders who were also regular customers); *Chrysler Corp.* (available Jan. 16, 1996) (proposal requesting implementation of annual stockholder discount plan on purchase of automobiles). *See also Walt Disney Co. (Nabozny)* (available Sept. 27, 1993) (complimentary membership in Magic Kingdom Club for stockholders); *Mercantile Stores Co., Inc.* (available Mar. 27, 1984) (issuance of discount card to non-working department store's stockholders); *Raytheon Co.* (available Feb. 25, 1982) (product discounts for stockholders who were also disabled Vietnam veterans); *Eastern Air Lines* (available Jan. 19, 1982) (discount travel tickets for stockholders attending annual meeting); *Cinema 5 Ltd.* (available Nov. 29, 1974) (free movie passes for stockholders).

While many of the no-action letters addressing discount programs have involved programs for stockholders, the Staff has also taken the position that discount pricing policies related to ordinary business matters where the discounts would have benefited groups other than stockholders. In *Standard Oil Co. of California* (available Jan. 22, 1982), the Staff concluded that the company could exclude a proposal requesting that it provide sales discounts to all customers age 65 and over who used the company's credit card because the proposal "requests the [c]ompany to take action with respect to a matter relating to its ordinary business operations (i.e., discount policies)." The no-action letters also reflect the principle that a company may permissibly make a business decision to offer product discounts to certain categories of individuals (employees) and not to others (stockholders). *See, e.g., General Motors Corp.* (available Mar. 19, 1991) (permitting exclusion of proposal requesting that stockholders be afforded discounts on automobile purchases comparable to discounts offered to employees); *COMPAQ Computer Corp.* (available Apr. 12, 1985) (permitting exclusion of proposal requesting that stockholders be afforded discounts on computer products comparable to discounts offered to employees).

C. HP's "Ordinary Business Operations"

The designation of the Proponent as an Agilent retiree was the result of a business decision made in connection with the spin-off of Agilent to stockholders of HP. Whether this decision is viewed as one involving employment and retirement benefits or one involving discount pricing policies, it relates to HP's ordinary business operations.

HP has over 84,000 employees worldwide, to whom it offers a variety of employment and retirement benefits, including (among others) health insurance, defined benefit pension plans, deferred profit-sharing plans, a stock purchase plan, stock option plans and assorted discount programs. HP devotes substantial time and resources to developing, administering and evaluating the benefits that it offers to its employees and retirees. Decisions about whether to offer certain benefit programs, and what those programs should include, involve complex assessments of detailed information about HP to which stockholders do not have access. For this reason, the Staff has consistently concluded that decisions about employment and retirement benefits are properly reserved to a company's management and board of directors.

HP is a leading global provider of computing and imaging solutions and services for business and home. Determining the prices that HP charges for its products and services is an "ordinary" part of HP's business operations and is the responsibility of HP's management, not its stockholders. Decisions about the prices of HP's products and services necessarily include determinations regarding the availability of discounts. The Staff has consistently concluded that pricing discount policies relate to ordinary business operations.

Accordingly, HP may omit the Proposal from its 2001 Proxy Materials in reliance on Rule 14a-8(i)(7).

2. *The Proposal and Supporting Statement are designed to result in a personal benefit to the Proponent that is not shared with HP's stockholders at large, and relates to the redress of a personal claim or grievance against HP, and therefore, may be excluded under Rule 14a-8(i)(4).*

The Proposal and Supporting Statement may be omitted from HP's 2001 Proxy Materials pursuant to Rule 14a-8(i)(4), which permits the exclusion of a stockholder proposal if it "relates to the redress of a personal claim or grievance against the company" or if it is designed to result in a personal benefit to, or to further a personal interest of, the stockholder, that "is not shared by the other shareholders at large." The Proposal asks that HP not exclude from its product discount program former employees who were classified as Agilent retirees in connection with the Agilent spin-off. By seeking the reinstatement of the discount program for this small group of individuals, the Proposal seeks to confer a personal benefit on the Proponent and a handful of others who are similarly situated.

The purpose of the stockholder proposal process is to provide a means for stockholders to communicate regarding matters that are of interest to them as a group. *See* Release No. 34-19135 (Oct. 14, 1982). The exclusion in Rule 14a-8(i)(4) is based on the Commission's view that a company's proxy materials are not a proper forum for airing personal claims and grievances. *See* Release No. 34-12999 (Nov. 22, 1976). Accordingly, the Staff has consistently taken the position that, where a stockholder uses a proposal "to achieve personal ends that are not necessarily in the common interests of other stockholders," the proposal may be excluded under Rule 14a-8(i)(4). *See, e.g., USLIFE Income Fund, Inc.* (available Oct. 29, 1999) (quoting Release No. 34-20091 (Aug. 16, 1983)) (permitting exclusion of proposal that fund invest in equity as well as fixed income securities where evidence suggested that proponent might seek to take control of the company and cause its affiliates to become investment advisers to the fund, thereby producing income to the affiliates that would not be shared by other stockholders).

The Staff has addressed the application of Rule 14a-8(i)(4) to proposals involving employment and retirement benefits and has permitted companies to exclude such proposals in reliance on the rule. *See, e.g., Bell Atlantic Corporation* (available Jan. 9, 1995) (proposal requesting that company redistribute pension funds to increase pension payments to older retirees); *NYNEX Corp.* (available Jan. 5, 1995) (proposal requesting that NYNEX establish a system to account for employee service with former companies prior to their acquisition by NYNEX, for purposes of calculating benefits entitlement following acquisition); *Int'l Business Machines Corp.* (available Jan. 25, 1994) (proposal requesting that company increase the minimum pension for retired employees); *General Electric Company* (available Jan. 25, 1994) (proposal requesting that company increase pensions of long-term retirees to compensate for increases made in pension plans following their retirements).

Similarly, we believe that Rule 14a-8(i)(4) constitutes an adequate basis for excluding the Proposal here. The Proponent is a member of a small group of individuals, namely 3,810 retirees who were designated as Agilent retirees in connection with the spin-off (representing significantly less than 1% of the owners of HP's stock), who would benefit if the Proposal were adopted. HP's stockholders generally, many of whom are neither active nor retired employees of HP, have no apparent interest concerning whether HP retirees who were designated as Agilent retirees in connection with the spin-off continue to have access to HP's product discount program. In addition, the benefit that the Proponent seeks relates not to his status as a stockholder of HP, but rather to his status as a former employee of HP.

The history of the Proponent's communications with HP regarding the discount program further illustrates that his Proposal is not designed to address a matter of concern to HP's stockholders at large, but is instead intended to promote his personal interests. The Staff has taken the position that a proposal may be excluded under Rule 14a-8(i)(4) where it involves one in a series of steps relating to a stockholder's personal grievance against a company. *See, e.g., Eastman Kodak* (available March 5, 1993) (permitting the exclusion of a proposal that the company's board of directors establish a stockholder committee to advise the board on stockholders' views due to the stockholder's "longstanding grievance" against the company). The Proposal submitted by the Proponent is simply one in a series of steps designed to bring such a grievance to the attention of HP. Since February of this year, when the Proponent appeared at HP's 2000 annual meeting of stockholders and raised the issue during a question and answer session with HP's President and Chief Executive Officer, the Proponent has repeatedly voiced his displeasure regarding the fact that former HP employees who were designated as Agilent retirees in connection with the spin-off are no longer eligible for HP's product discount program. On March 2, 2000, the Proponent sent a letter to HP's President and CEO regarding this issue, to which HP responded in writing on April 17, 2000. On March 22, 2000, the Proponent sent another letter to HP's human resources department pursuing his claim, to which a member of HP's human resources department responded by phone and subsequently by letter dated June 16, 2000. On July 12, 2000, the Proponent sent a second letter to HP's President and Chief Executive Officer raising the issue of retiree benefits, to which HP's benefits counsel responded by letter dated August 2, 2000.

In HP's communications with the Proponent, HP has made it clear that former HP employees who were designated as Agilent retirees are not eligible to receive the discount on HP products that the Proponent seeks to obtain. HP's correspondence dated August 2, 2000 indicated that it would be the company's last correspondence on the issue, and that any further questions by the Proponent regarding his retirement benefits should be addressed to Agilent's employee service center. The Proponent sent an additional letter to HP's benefits counsel on August 14, 2000. Having failed to achieve the result he desires through any of these channels, the Proponent now seeks to use HP's 2001 Proxy Materials and annual meeting as a forum for reiterating his view that HP should continue to offer product discounts to former employees who have been designated as Agilent retirees.

For the reasons stated above, the Proposal is designed to result in a personal benefit to the Proponent that is not shared with HP's stockholders at large. The Proposal also relates to the redress of a personal claim or grievance against HP. Accordingly, HP may omit the Proposal from its 2001 Proxy Materials in reliance on Rule 14a-8(i)(4).

CONCLUSION

For the foregoing reasons, we respectfully request that the Staff concur in our opinion that the Proposal and Supporting Statement may be properly excluded from HP's 2001 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (202) 955-8653 if I may be of any further assistance in this matter.

Sincerely,

Amy L. Goodman

Attachment(s)

70147476_1.DOC

ATTACHMENT A

Mark G. Leonard
663 Berry Ave.
Los Altos, CA 94024-4939
September 5, 2000

Ann Baskins

~~D. Craig Nordlund~~
Corporate Secretary
Hewlett Packard Company
P.O. Box 10301
Palo Alto, CA 94303-0890

RECEIVED IN THE LEGAL DEPT.
SEP 06 2000
AGILENT TECHNOLOGIES

Dear Sir:

I am writing to raise a proposal to be considered at the next annual meeting of HP shareholders. From various annual meeting notices I know that many shareholder proposals are discussed and the underlying issues resolved without the necessity of actually coming to a shareholder vote. For this issue I would also welcome a prompt, inexpensive, and satisfactory resolution. However, if this question does appear on the agenda of the annual meeting, and if the Board of Directors recommends against my proposal, I request an opportunity to meet with the Board or a subcommittee to discuss the matter.

My proposal:
Employees who retired from HP before the spinoff of Agilent Technologies should not be excluded from the discount program on purchases of HP products because the company re-classified them as retirees of Agilent.

Argument in favor:
HP should keep its promises. Retirees were led to expect lifetime access to the product discount program, but are now excluded, even though the program continues for other retirees. Retirees had no choice about being re-classified to Agilent. The company has a long and valuable reputation for integrity, honesty, and fairness. This is no time for HP to cause its retirees to feel cheated.

The retiree discount plan may not even cost the company any money. The cash expense is offset by increased sales caused by the discount's influence on retiree purchasing decisions, and even more by the "showcasing" of HP products to friends and neighbors.

Sincerely yours,

Mark G. Leonard

Mark G. Leonard
663 Berry Ave.
Los Altos, CA 94024-4939
November 3, 2000

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

I am writing about a stockholder proposal I submitted for the annual meeting of the Hewlett Packard Company. Their counsel has sent me a copy of a letter ("their letter") they sent to your office, in which they seek to exclude my proposal from the proxy materials. I enclose a copy of the first page of that letter, to aid in identifying the matter in question.

Counsel for HP raise two reasons why they think my proposal should be excluded from the annual meeting. I disagree with them on both points. My shareholder proposal deals with an important policy question, and I am willing to waive any personal benefit. Following is a more detailed rebuttal of their letter.

One of their reasons is that the proposal would benefit me personally. The matter in question came to my attention because it affects me personally, but that is not the motivation for my proposal. To avoid any appearance of personal motivation, I would be willing to waive my personal benefit if that is a significant factor in the SEC's consideration. In that case, the proxy materials should probably contain a note disclosing such a waiver. Otherwise shareholders might think I had a personal interest when I did not.

As background, HP has selectively excluded some retirees from a benefit which was promised at retirement. I believe that HP's breaking its promise reflects poorly on the company's reputation. My reason for submitting the shareholder proposal arises from my ownership of HP stock, in an attempt to minimize the damage to the company's reputation. I am confident that if I had filed a lawsuit for breach of contract, I would have prevailed, but the financial value of the benefit in question is too small to be worth the effort. Furthermore, an individual lawsuit would accomplish nothing toward repairing the company's reputation. In other words, personal benefit is not my reason for submitting my proposal, and is not a valid reason for excluding the proposal from the annual meeting.

On the issue of "redress of a personal claim or grievance", HP should not be able to exclude my proposal solely because of their actions toward a group that happens to include me. Rather than have my proposal excluded, I should be given the opportunity to have other eligible HP shareholders co-sponsor my proposal.

Their letter argues that my proposal relates to the ordinary course of business. On the contrary, it concerns an issue at the very core of corporate policy and values. One of the most valuable assets of the company is its excellent reputation. That reputation has been earned by years of excellent products and highest ethics and honesty. HP has several documents which are distributed to employees, clearly saying that ethics and integrity are a vital part of corporate values. For example, the document "HP Standards of Business Conduct" says, "We conduct our business with uncompromising integrity. ... highest standards of business ethics ... anything less is totally unacceptable."

I understand that as HP worked out the details of the Agilent spinoff they wanted to have a "clean" separation of the two companies. But they had previously made promises to all retirees, and they chose to break these promises in favor of administrative convenience. That choice was an ethical decision, a policy decision, and they got it wrong. A representative of HP told me, literally, "Things change. Get used to it." Details change often, but HP's commitment to integrity should not change.

In the discussion section of their letter, HP's counsel refer to discounts and retirement benefits as being in the ordinary course of business. I would agree if that were the issue here. The issue is credibility, which is a significant policy issue.

Employees contemplating retirement are given a detailed explanation of what to expect in retirement. Part of that document describes the Employee Purchase program: "As a retiree, you are eligible for employee purchases which include the Employee Purchase Rebate Program...." According to their letter, there are now 3,810 people who are NOT eligible for the program, though they did absolutely nothing to deserve to be excluded.

On page 3 of their letter they discuss how HP decided which retirees would be re-classified as retirees of Agilent Technologies and which would continue to be recognized as HP retirees. It is interesting that their letter is inaccurate on this point. Their letter incorrectly states that the decision was made on the basis of "the nature of their pre-retirement job responsibilities at HP." As explained to retirees, the decision was based on where in the organization each retiree reported when they retired, not on job responsibilities. Retirees who retired from entities that became part of Agilent were classified as Agilent retirees, while retirees whose last work was at an entity continuing at HP were kept as HP retirees. In my case, I was offered a voluntary early retirement because the department where I worked was being discontinued. My department did not become part of Agilent, so the decision of how to classify retirees from my department was arbitrary.

Their letter attempts to use as precedent other proposals where the intent was to reinstate a benefit that had been discontinued for a valid business reason. The present case is different because the benefit program in question has not been discontinued. It continues for many other HP retirees. My proposal addresses the discrimination caused by HP's after-the-fact reclassification of some retirees. As for a valid business reason, they have not shown, nor even claimed, that keeping Agilent retirees eligible would be a burden.

In the precedent cited about American Home Products, the shareholder proposal was apparently an attempt to retroactively improve benefits for some retirees. In the present case the company has selectively reduced benefits for some retirees. My proposal is that the company should honorably carry out benefits promised at retirement. My proposal does not attempt to "micro manage", but to bring into focus the questions of policy and ethics.

Their letter goes on to assert that pension and benefit programs are so complex that shareholders are not in a position to understand the details and thoughtfully vote at the annual meeting. I would agree if that were the real issue. However, the real issue is the moral question of whether the company should selectively reduce benefits for some retirees. Complexity of other plans is not relevant.

Toward the end of their letter, they claim that HP stockholders in general have no interest in whether or not some retirees have access to a discount program. Not true. As I said in my letter presenting the shareholder proposal, the company stands to benefit from retirees buying and using HP equipment. Friends and neighbors often look to HP employees and retirees for advice before making their own purchases. The discount program encourages HP people to "showcase" HP products. The increase in sales from such favorable exposure may even exceed the cost of the discount program.

Shareholders in general have an interest in what those 3,810 retirees tell their friends, neighbors and relatives. Better to have them tell how they like their new HP products than to have them complain about shabby treatment.

HP's letter appears to describe me as overly persistent. In particular, their letter to me of August 2 said that it would be their final correspondence on the matter. They seem to object to my letter of August 14. In that letter I urged them to reconsider their refusal to discuss the question further, based on a key factual error in their letter. It's not unreasonable for me to ask them to reconsider when their reasoning depends on a false premise.

In summary, my stockholder proposal deals with an important policy question, and I am willing to waive any personal benefit. The proposal should be raised at the annual meeting. In this letter I have tried to cover the important issues, but if any more information would be useful, please feel free to contact me. My telephone number is 650-948-2027. My e-mail address is m.g.leonard@ieee.org

Thank you for your attention.

Sincerely yours,

Mark G. Leonard

cc: Hewlett Packard
Gibson, Dunn & Crutcher LLP

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WRITER'S DIRECT DIAL NUMBER
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October 30, 2000

OUR FILE NUMBER
C 38126-00078

VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Securities Exchange Act of 1934, Rule 14a-8;*
Stockholder Proposal of Mr. Mark G. Leonard

Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Hewlett-Packard Company ("HP"), to exclude from its proxy statement and form of proxy for HP's 2001 Annual Meeting of Stockholders (collectively, the "2001 Proxy Materials") a stockholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from Mr. Mark G. Leonard (the "Proponent"). The Proposal, which addresses a product discount program currently offered by HP to its employees and retirees, states that:

> Employees who retired from HP before the spinoff of Agilent Technologies should not be excluded from the discount program on purchases of HP products because the company re-classified them as retirees of Agilent.

The Proponent's letter, dated September 5, 2000, setting forth the Proposal and Supporting Statement, is attached hereto as Attachment A.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

HC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 1999

Alice Grogan Washington
Corporate Secretary
Burlington Industries, Inc.
P.O. Box 21207
Greensboro, NC 27420

Act 1934
Section
Rule 14A-8
Public
Availability 10-18-99

Re: Burlington Industries, Inc.
Incoming letter dated September 14, 1999

Dear Ms. Washington:

This is in response to your letter dated September 14, 1999 concerning the shareholder proposal submitted to Burlington by Ray A. Vargas. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Catherine T. Dixon
Chief Counsel

Enclosures

cc: Ray A. Vargas
7301 Fiesta Way
Raleigh, NC 27615

October 18, 1999

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Burlington Industries, Inc.
Incoming letter dated September 14, 1999

The proposal would require Burlington to adopt a new retiree health insurance plan offering HMO's and covering "retirees that were forced out," and to reinstate dental benefits for certain retirees.

There appears to be some basis for your view that Burlington may exclude the proposal under rule 14a-8(i)(7), as relating to Burlington's ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if Burlington omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Burlington relies.

Sincerely,

Carolyn Sherman

Carolyn Sherman
Special Counsel

Burlington Industries, Inc.

Executive Offices
P.O. Box 21207
Greensboro, NC 27420

Alice Grogan Washington
Corporate Secretary

(336)379-2717 (direct)
336 379 4504 fax
grogan.alice@burlington.com

September 14, 1999

By Federal Express

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

Re: Burlington Industries, Inc. - Stockholder Proposal of Ray A. Vargas

Ladies and Gentlemen:

On behalf of Burlington Industries, Inc. (the "Company"), I am writing pursuant to Rule14a-8(j) under the Securities Exchange Act of 1934 to inform the Commission of the Company's intention to exclude from its 2000 proxy statement (the "Proxy Statement") two proposals submitted to the Company by Ray A. Vargas (the "Proposals") and to state the Company's reasons for such exclusion. The Proposals submitted by Mr. Vargas are attached as Exhibit A. We respectfully request that the Division of Corporation Finance confirm its agreement with our decision and indicate that it will not recommend enforcement action if the Proposals are omitted.

The Company's reasons for excluding the Proposals from its Proxy Statement are as follows:

1. Mr. Vargas has not demonstrated to the Company that he is eligible to submit a proposal under Rule 14a-8(b) in that he is not a registered holder of any shares of the Company's common stock and has not submitted to the Company a written statement from the record holder (his broker) verifying that he has held $2,000 in market value of the Company's common stock for at least one year prior to June 29, 1999, as required by Rule 14a-8(b)(2)(i). The Company, as required by Rule 14a-

8(f)(1), notified Mr. Vargas of his failure to satisfy this eligibility requirement in a letter dated July 13, 1999, a copy of which is attached as Exhibit B. Mr. Vargas responded by letter dated July 17, 1999 (which is attached as Exhibit C) that his individual retirement account ("IRA") owns 300 shares and included with that letter a partial copy of an IRA statement which does not indicate when the shares were acquired. Furthermore, it is unclear whether the beneficiary of an IRA is entitled to submit a stockholder proposal based on shares held by the IRA.

It should be noted that the Company also indicated to Mr. Vargas in its letter of July 13, 1999, that he might not be eligible under the $2,000 market value ownership requirement. The Company has since learned that, although Rule 14a-8(b)(1) states only that a stockholder must "have continuously held at least $2,000 in market value . . . for at least one year by the date you submit the proposal", the Commission uses a test established in 1983 to determine whether a proponent has held the required value in securities. The value is determined by computing the average of the bid and asked prices of the securities as of a date within 60 days prior to the date of submission. The lowest sale price for the Company's common stock during the period 60 days prior to June 29, 1999 was $7.8125; based on that price, the value of the 300 shares Mr. Vargas has said he holds was at least $2,343.75.

2. Mr. Vargas has withdrawn one of the Proposals (referred to in his letter of June 29, 1999 as "Resolution #2") in response to the Company's notification to him that Rule 14a-8(c) permits stockholders to submit only one proposal for a particular stockholders' meeting.

3. The remaining Proposal (Resolution #1), for the Company to adopt a new HMO health insurance plan and dental insurance plan for retired employees, is a personal claim or grievance against the Company by Mr. Vargas which is designed to result in a benefit to him and to further his personal interest which is not shared by the other stockholders at large, as described in Rule 14a-8(i)(4). Mr. Vargas retired from the Company in 1991 and was covered under the Company's retiree medical and dental plans. When the plant where Mr. Vargas had worked closed in 1997, there were an insufficient number of Company participants in that geographic area to continue to offer the particular HMO program in which Mr. Vargas participated at a reasonable rate; therefore, he and other similarly situated retirees (approximately 50 persons) were offered various alternative programs. Mr. Vargas refused all Company-provided medical coverage at that time and has engaged in a letter-writing and

telephone campaign since then to express his displeasure with the Company's retiree medical benefits policies. He submitted a stockholder proposal regarding this personal grievance last year as well (omitted due to his failure to satisfy the eligibility requirements). This Proposal is of interest only to Mr. Vargas (and possibly a few similarly situated retirees who may or may not be stockholders) but is not of interest to stockholders generally. The staff has consistently taken the position that a proposal which seeks redress for personal grievances may be properly excluded. *See* Wm. Wrigley Jr. Company (November 18, 1998) and SEC Release No. 34-20091 (August 16, 1983).

4. In addition, Proposal #1 relates to the Company's policies and decisions regarding specific employee benefits which are matters related to the Company's ordinary business operations as described in Rule 14a-8(i)(7). The Commission considers subject matter and complexity in determining whether a stockholder proposal should be excluded as an ordinary business matter; it has stated that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and "[o]ne of the considerations in making ordinary business determinations was the degree to which the proposal seeks to micro-manage the company." SEC Release No. 34-40018 (May 21, 1998). The Proposal relates to day-to-day, complex decisions about types and costs of employee benefits which must be made by management and the Board of Directors. Such matters are not appropriate for stockholder approval on a case-by-case basis, involve the ordinary business operations of a company under Delaware corporate law, and do not raise any significant social policy issues.

5. In addition, among other things, Proposal #1 is irrelevant in that it relates to operations which account for less than five percent of the Company's total assets at the end of its most recent fiscal year, for less than five percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the Company's business. Thus it should be excluded under Rule 14a-8(i)(5).

As required under Rule 14a-8(j)(1), this request is filed with the Commission more than 80 days before the Company intends to file its definitive proxy materials with the Commission, which filing will be on or about December 14, 1999. In accordance with Rule 14a-8(j)(2), I am enclosing six copies of this letter, as well as six copies of the Proposals. Should the staff disagree with our conclusions, I request the opportunity to discuss the reasons for the staff's disagreement prior to the issuance of a response. Please contact me at (336) 379-2717 or David W. Dabbs of the law firm of Robinson, Bradshaw & Hinson, P.A., at (704) 377-8383.

Please acknowledge receipt of this letter and the enclosed Proposals by stamping the attached copy of this letter and returning it to me in the envelope provided. Thank you for your attention to this matter.

Sincerely,

Alice Washington Fogg

Enclosures

cc: Ray A. Vargas
David W. Dabbs

Exhibit A

7301 Fiesta Way
Raleigh, North Carolina 27615
June 29, 1999

Burlington Industries Inc.
Secretary of the Corporation
3300 West Friendly Avenue
Greensboro, NC 27410

Gentlemen:

I, Ray A. Vargas, 7301 Fiesta Way, Raleigh, NC 27615, a retiree from Burlington Industries with 37 years of service and owner of 300 shares of common stock of the Company, hereby notify the Gmpany of my intention to introduce at the next annual meeting of stockholders, two resolutions which, together with my statement in support thereof, are set forth verbatim below.

Resolution #1

Resolved that the Company adopt a new retiree health insurance plan offering HMO's and cover those retirees that were forced out, in November 1998 due to the poor offering of BREMS, the current and only available plan. Also the Company to reinstate dental benefits for retirees that are 65 or older.

Supporting Statement

In Wake County and other areas where an HMO or another program was in effect, the Company waited until November 1998, that such policies were being cancelled effective December 31, 1998, due to the fact that the Company no longer had an operation in that area. This caused undue hardships to find new coverage, since what the Company offered, BREMS, the Company's own insurance is below standards of what we previously had.

The Company could have kept the insurance previously held but according to the Company's response, premiums were going up, therefore the change. Since the Company does not incur any direct expenses as far as premiums are concerned, it appears the

Company acted alone and didn't let retirees have any say so in the matter. When you actually get into this matter, the Company rules are one-sided in their favor and leaving retirees to fend for themselves. Sounds like paternalism.

I strongly suggest that all employees, retirees and stockholders vote for the above resolution which will serve in the best interest of present and future Burlington retirees. Let's get Burlington back to being a People's Company.

Resolution #2

At present, Burlington Industries continues to reward top executives of the Company based on certain internal figures at corporate and division levels. This has resulted in tremendous bonuses and stock options for the past years which Burlington stockholders actually do not realize a fair return on their investment. While there is no opposition to bonuses or stock options, these should be granted based on the value of Burlington stock at the end of the fiscal year, if no gains in stock value is realized, no bonuses or options should be paid. If stock valued is realized, pay such bonuses and also start paying some dividends to stockholders to share on profits realized by the Company.

Supporting Statement

Company executives need to realize that the present rules are one-sided in their favor. When we restrict increases in salaries to employees because of hard times and stock values decrease, top management needs to be sensitive and look out for the welfare of their employees and stockholders by also fastening their belts.

Our Burlington stock has decreased in value since going public. As of June,1999, it has had a range of 15 7/16 to 5 1/8, presently at 9 1/8, yet bonuses and options were paid every year based on certain profit numbers fabricated at corporate headquarters.

I strongly recommend stockholders to vote for the above resolution so everyone shares on future company profits.

In the past I have been stopped from publishing the above resolutions due to dollar value of stock ownership and only God knows what else, but I feel real strong about these resolutions. I am not asking for a handout, but for the Company to be fair to their employees and retirees. This Company has changed a lot and if we really do some past research, our founder, Mr. J. Spencer Love, would find a completely different Company on the ideals and foundations set by him.

Respectfully yours,

Ray A. Vargas

Exhibit B

Burlington Industries, Inc.

Alice Washington Grogan
Corporate Secretary and
Associate General Counsel

Legal Department
P.O. Box 21207
Greensboro, North Carolina 27420

336-379-2717 (telephone)
336-379-4504 (fax)
grogan.alice@burlington.com

July 13, 1999

By Overnight Courier

Mr. Ray A. Vargas
7301 Fiesta Way
Raleigh, NC 27615

Dear Mr. Vargas:

We have received your letter dated June 29, 1999 regarding your intention to introduce two resolutions at the Company's next annual stockholders meeting. This letter constitutes the Company's notice to you, as required by the Securities and Exchange Commission's ("SEC") Rule 14a-8(f).

You have submitted two resolutions, and Rule 14a-8(c) permits each stockholder to submit no more than one proposal for a particular stockholders meeting.

Moreover, it is not clear from your letter whether you are eligible to submit a proposal under Rule 14a-8. To be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of Burlington Industries, Inc. common stock for at least one year prior to the date you submit your proposal and must continue to hold those securities until the date of the stockholders meeting. Burlington's stock has traded between $5.125 and $14.50 during the period from June 30, 1998 to June 29, 1999. In order to have held $2,000 in market value of the Company's stock, you must have held at least 391shares when the stock was trading at $5.125.

According to our records, you are not the registered holder of any shares of Burlington Industries, Inc. common stock nor have you filed a form with the SEC reflecting your stock ownership. In order to prove that you are a stockholder as required, you must submit, <u>at the time you submit your proposal</u>, a written statement from the broker, bank or other entity which is the record holder of your shares verifying that you have continuously held the required amount of stock for at least one year and your own written statement that you intend to continue to hold the shares through the date of the stockholders meeting.

Unless these deficiencies are corrected by a letter postmarked or transmitted electronically to us no more than 14 days from the date you receive this letter, we will not include your proposals in the Company's proxy statement for the 2000 annual meeting of stockholders.

Mr. Ray A. Vargas
7301 Fiesta Way
Raleigh, NC 27615
Page 2

For your future reference, I have enclosed a copy of Rule 14a-8. Please feel free to contact me should you have any questions about this matter.

Sincerely,

Alice Washington Sloga

Exhibit C

7-17-99.

BURLINGTON INDUSTRIES
GREENSBORO, N.C. 27420.
Attn: A. Washington G.

7301 FIESTA WAY
RALEIGH, NC 27615
919-847-9767.

Dear Ms. Washington,

Received your letter of July 13, 1999 in which a few questions need to be answered.

First, I would like to only have the first resolution included. This pertains about health insurance for retirees.

Second, attached you will find a copy of part of my holdings in my IRA. account # 847-69063-11 being held at Smith Barney. My financial consultant is Murray Pool and he can be reached as per phone or fax indicated. This record shows that I own 300 shares of Burlington Industries stock as of 7/14/99, these shares have been held for a few years. I intend to continue holding these shares.

I hope that the $2000 market value can be waived, otherwise I guess I'll have to wait till 2001. I feel that the Health Insurance issue is of great importance to all members of the Company, but if it can't be this time, we will wait and continue with this resolution.

I am not trying to be a hard person to deal with, but those resolutions that I have submitted the last two years are worthy of review. I spent 37 years on the Trenches with BI and

it hurts to see what is happening.
I do appreciate your sending me a set of rules to go by. I will definitely attend the next stockholders meeting and perhaps I can get some answers. I am not an enemy of Burlington but a frustrated retiree that do not understand present policies.
If you need any additional information please do not hesitate to get in touch.

Sincerely,

Ray A. Vargas.

SALOMON SMITH BARNEY

A member of citigroup

I thought the attached would be of possible interest.

Murray Pool
Financial Consultant
Second Vice President-Investments

Salomon Smith Barney Inc.
2005 Eastwood Road
Suite 102
Wilmington, NC 28403

910-509-2200 800-876-1876
910-509-1669 FAX

SALOMON SMITH BARNEY

A member of citigroup

*** Ray A. Vargas
SSB IRA Rollover Custodian
7301 Fiesta Drive
Raleigh NC 27615-3323

Prepared by: MURRAY POOL
910-509-2200

Holdings

07/14/1999

847-69063-11

Symbol\CUSIP	Description	Quantity	Rating	Price	Market Value	T-C	Div	Unit Cost	Cost Basis	Gain Loss	G/L %
#SBCX	SB MONEY FUNDS CASH PORT CL A	11,745.76		1.000	11,747.96	1-1					
ALL	ALLSTATE CORP	100.00	1M 2	37.000	3,700.00	1-1	C	48.365	4,836.46	-1,136.46	-23.50
AXP	AMERICAN EXPRESS CO	100.00	1M 1	133.125	13,312.50	1-1	C	43.770	4,377.00	8,935.50	204.15
AHP	AMERICAN HOME PRODUCTS CORP	100.00	3H 6	56.000	5,600.00	1-1	C	25.198	2,519.75	3,080.25	122.24
AVP	AVON PRODUCTS INC	100.00	3L 2	53.688	5,368.80	1-1	C	37.675	3,767.46	1,601.34	42.50
BAC	BANK OF AMERICA CORP	300.00	1H 1	73.813	22,143.90	1-1	C	24.024	7,207.05	14,936.85	207.25
BEL	BELL ATLANTIC CORP	200.00	1M 1	62.250	12,450.00	1-1	C	26.118	5,223.62	7,226.38	138.34
BLS	BELLSOUTH CORP	200.00	3M 3	44.813	8,962.60	1-1	C	13.840	2,768.06	6,194.54	223.79
BA	BOEING CO	100.00	3M 3	46.313	4,631.30	1-1	C	32.990	3,299.01	1,332.29	40.38
BMY	BRISTOL MYERS SQUIBB CO	400.00	1M 1	75.250	30,100.00	1-1	C	16.996	6,798.48	23,301.52	342.75
BUR	BURLINGTON INDUSTRIES INC-NEW	300.00	6	8.375	2,512.50	1-1		8.988	2,696.31	-183.81	-6.82
CBS	CBS CORPORATION	100.00	1H 1	45.000	4,500.00	1-1	C	30.458	3,045.78	1,454.22	47.74

000039

JUN 13 1990

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: The Procter & Gamble Company (the "Company")
Incoming letter dated May 30, 1990

The proposal relates to providing for a prescription drug plan for retirees.

There appears to be some basis for your view that the proposal may be omitted from the Company's proxy materials under rule 14a-8(c)(7) since it deals with a matter relating to the conduct of the Company's ordinary business operations (i.e., employee retirement benefit and welfare plans). Under the circumstances, this Division will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials. In reaching a position, the staff has not found it necessary to address the alternative basis for omission upon which the Company relies.

Sincerely,

John C. Brousseau
Special Counsel

000028 5

THE PROCTER & GAMBLE COMPANY

ASHLEY L. FORD
SECRETARY

1 PROCTER & GAMBLE PLAZA
CINCINNATI, OHIO 45202-3315

May 30, 1990

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Ms. Cecilia D. Blye
Special Counsel for Shareholder Proposals
Division of Corporation Finance

CORPORATION FINANCE

Re: Shareholder Proposal - Anthony Lagotta

This letter is submitted on behalf of The Procter & Gamble Company (the "Company") pursuant to Rule 14a-8(d) adopted under the Securities Exchange Act of 1934. The purpose of this letter is to state our intention of omitting from our 1990 proxy statement a shareholder proposal submitted by Anthony Lagotta, 490 Morningstar Road, Staten Island, New York 10303-2839, and to describe our reasons for such omission.

Attached as Exhibit A is a copy of a letter from Mr. Lagotta dated April 4, 1990 offering his proposal. It is our judgment and belief that the proposal need not be included in our 1990 proxy statement because it "deals with a matter relating to the conduct of the ordinary business operations of the registrant" so as to be excludable under Rule 14a-8(c)(7). In addition, it appears to us that the proposal "is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large," so as to be excludable under Rule 14a-8(c)(4).

Background

Mr. Lagotta's proposal would ask the shareholders of the Company to recommend that the Board of Directors adopt and implement a prescription drug plan for retired employees of the Company and their spouses. Details of such prescription drug plan are not provided, but the concept is supported by Mr. Lagotta in terms of (a) the financial benefits which would be received by retirees from an arrangement to cover the cost of prescription drugs and (b) the precedent of other companies providing discounts on company products to retirees.

As indicated in his letter, Mr. Lagotta is a retired employee of the Port Ivory Plant, a manufacturing facility located on Staten Island in the City of New York and owned and operated by The Procter & Gamble Manufacturing Company, a subsidiary of The Procter & Gamble Company.

Ordinary Business Operations - Rule 14(a)-8(c)(7)

Rule 14(a)-8(c)(7) provides that a registrant may omit a shareholder proposal from a proxy statement if it "deals with a matter relating to the conduct of the ordinary business operations of the registrant."

Compensation, medical benefits and other terms and conditions of employment are manifestly matters encompassed within such "ordinary business operations of the registrant." This conclusion is not negated by the fact that Mr. Lagotta is a retired employee rather than an active one, with the proposal urging adoption of a prescription drug plan for retired rather than current employees. Retirement benefits are very much a current term or condition of employment, as anyone who has ever been involved in labor contract negotiations for a manufacturing installation will be well aware.

Our conclusion as to the excludability of Mr. Lagotta's proposal on the basis of Rule 14a-8(c)(7) appears to us to be explicitly confirmed by the Commission Staff's response to American Home Products Corp., 685 Third Avenue, New York, New York 10017 dated January 21, 1981, by Michael R. Kargula, Esq., Attorney Adviser, Division of Corporation Finance, responding to that corporation's submission on January 2, 1981. The subject of the American Home Products Corp. statement of intent to omit was a proposal to increase the retirement benefits of retirees and a second proposal to include provision for the cost of prescription drugs in Company benefits for retirees. The Commission Staff agreed that there was basis for exclusion of such proposals from that corporation's proxy materials under Rule 14a-8(c)(7).

Benefit Not Shared With Security Holders - Rule 14a-8(c)(4)

Rule 14a-8(c)(4) provides that a proposal may be excluded if it is "designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large."

Simply stated, Mr. Lagotta's proposal seeks a personal benefit for himself and his spouse and other retirees of Procter & Gamble and their spouses which would relate not to their status as shareholders of The Procter & Gamble Company but to their status as retired employees. This fact offers an alternative but equally compelling basis for omission of the proposal from this Company's 1990 proxy statement, pursuant to Rule 14a-8(c)(4).

It should be noted that the January 21, 1981 response from the Commission Staff to American Home Products Corp. discussed above declined to offer an opinion on the application of Rule 14a-8(c)(4) because it found omission supported under the Rule 14a-8(c)(7). Our view is that omission of Mr. Lagotta's proposal is appropriate under both sections of the Rule.

* * *

Please be advised that I am an attorney qualified to practice law in the State of Ohio and before the Federal bar. This letter is thus submitted as both the objections of the Company to the subject proposal and the supporting opinion of counsel required under Rule 14a-8(d). Six copies of this letter and exhibit are submitted in conformity with the rule. The expected date of mailing our 1990 proxy materials to shareholders of record is August 27, 1990; the date of such mailing in 1989 was August 28, 1989. The expected date of filing of our definitive proxy materials for 1990 is August 21, 1990, so as to permit advance shipment of bulk quantities to banks and brokerage houses for distribution on August 27. If you require additional information, I can be reached at 513-983-3106 during normal business hours.

Very truly yours,

Ashley L. Ford

Ashley L. Ford
Secretary

ALF:jkh
4512B
Attachment

cc: Mr. Anthony Lagotta

EXHIBIT A

000023

April 4, 1990

Mr. Ashley Ford, Secretary
The Procter & Gamble Company
Cincinnati, Ohio 45201

Dear Mr. Ford:

This letter will serve as notice that I, Anthony Lagotta, owner of 260 shares of Procter & Gamble common stock and President of the Retired Persons of Port Ivory, will appear on behalf of all Procter & Gamble retirees and present for action at the annual meeting, the following resolution:

RESOLVED: That share holders of Procter & Gamble recommend that the Board of Directors take necessary steps to provide a prescription drug plan to all Procter & Gamble retirees and their spouses.

I am also submitting the following statement in support of my resolution, together with my full name and address. Please print all of this information in the proxy statement to be mailed to all share holders.

Many Procter & Gamble retirees are seeing their retirement income shrink to a hardship level because of the increasing cost of prescription drugs. We continuously receive letters from retirees who are spending $2,000.00 or more annually for prescription drugs. Many industries (Merck, General Motors, Chrysler, Ford, Johnson & Johnson, to name a few) continue to provide prescription coverage to retirees and their spouses until death.

Other industries provide discounts for retirees for their own products. For example, retirees from Western Electric, New York Telephone and A. T. & T. receive discounts on their telephone bill, in addition to discounts toward the purchase of new telephone equipment. In view of Procter & Gamble's recent acquisition of several pharmaceutical companies, this would be an avenue for Procter & Gamble to explore.

This proposal, while protecting the income of Procter & Gamble retirees, would lower the tax burden incurred when cities and states must step in and provide drug discount programs for the elderly.

If you AGREE, please mark your proxy for this resolution.

Very truly yours,

Anthony Lagotta

Anthony Lagotta
490 Morningstar Road
Staten Island, N. Y. 10303-2839

Telephone: 718-981-6162

000003

MAR 3 1989

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Ford Motor Company (the "Company")
Incoming letter dated January 19, 1989

The proposal relates to amending the Company's health plan benefits for employees and retirees.

There appears to be some basis for your view that the proposal may be omitted from the Company's proxy materials under rule 14a-8(c)(7) since it appears to deal with a matter relating to the conduct of the Company's ordinary business operations (i.e., employee and retirement benefits). Under the circumstances, this Division will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials. In considering our enforcement position, we have not found it necessary to reach the alternative basis for omission upon which you rely.

Sincerely,

John C. Brousseau
Attorney Adviser

000071

James A. Courter
Secretary

Ford Motor Company
The American Road
Dearborn, Michigan 48121

January 19, 1989

William E. Morley, Esq.
Chief Counsel
Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C. 20549

Stockholder Proposal of Mr. Anthony J. Colombo

Dear Mr. Morley:

Ford Motor Company received a letter dated November 4, 1988 from Mr. Anthony J. Colombo, a stockholder of the Company, indicating that he wishes to present the following proposal at the Company's 1989 Annual Meeting of stockholders:

> "Whereas the Ford Motor Co. employees of the Detroit Metro Area have the choice of Health Alliance Plan which the Ford Hospital and Clinic now working together for better and less expensive health care and
>
> "Whereas as retirees out of the Detroit Metro Area must conform to the company health program which cost them more because of living out of state except where Ford Motor Co. might be, example Nashville, Tn. and any other cities Fords might be.
>
> "Whereas Blue Cross and Blue Shield have a similar HMO plan for Ford employees and retirees, but only by zip code and only therefore is not equal to all employees and retirees nationwide and
>
> "Whereas of the inequities within the FMC health plan: It is recommended that Ford and HAP look over the program by expanding its program in the following method.

1. Offer HAP nationwide.

2. HAP should and could pay any hospital, and or physicians and or clinics and or laboratories and or dental an or vision centers and or pharmacies any reasonable cost of medical services.

3. Pay only reasonable fees according to the federal medicare program.

4. Employees and retirees look for the above medical service at reasonable cost and therefore we could be helping to get medical cost down.

SUPPORTING STATEMENT

"The way it is going is a very poor way and costly. Doctors are getting rich, which is fine if they do not get greedy.

"In my observation of the medical profession for about 40 years, being in and out it, I believe it is time for Americans be treated more fairly and equally if we call ourselves Americans and since Ford employees pasty or present have paid and are paying directly or indirectly by cost of Ford products we should share the same or else equal opportunity is not there and may need a federal investigation.

"HAP is the best medical plan in the nation and the federal government program on the table could not compare to it unless they follow the HAP plan. Kizer in California is similar to HAP.

"This program suggestion should take place soon and to not to jeopardize any medical plan today until this other plan can be fully implemented."

The Company proposes to omit the proposal from its proxy statement for the following four reasons:

First, the proposal deals with a matter that relates to the conduct of the ordinary business operations of Ford and therefore is excludable under Rule 14a-8(c)(7).

Second, the proposal deals with a matter that is beyond the Company's power to effectuate and therefore is excludable under Rule 14a-8(c)(6).

Third, the proposal is designed to redress a personal claim or grievance and to result in a benefit to the proponent not shared with stockholders at large and therefore is excludable under Rule 14a-8(c)(4).

Fourth, the proposal and supporting statement is vague, indefinite and misleading, and therefore is excludable under Rule 14a-8(c)(3).

These grounds for exclusion are discussed in greater detail below and in the enclosed opinion of Delaware counsel dated January 18, 1989.

I. Rule 14a-8(c)(7).

The proposal asks the Company to offer a specific medical plan, known as the Health Alliance Plan (HAP), to Ford employees and retirees nationwide. Mr. Colombo apparently is dissatisfied with the current health care options offered to him and other employees and retirees and wishes to broaden the scope of Ford's medical plan. He also seeks to change the coverage of the proposed plan by suggesting specific items that HAP should cover and to establish payment criteria under the plan. It is clear that this proposal relates to details involving the conduct of ordinary business operations of Ford regarding the nature and scope of certain employee benefit plans. Under Delaware law, such determinations are left to the judgment of management. As the supporting opinion of Delaware counsel indicates, the Commission has agreed that consideration of these kinds of ordinary business matters by stockholders is impractical.

In 1985, the Division of Corporation Finance agreed with Ford that a stockholder proposal requesting that a committee of retirees be established to assist in the formation of Ford policies relating to another benefit plan could be omitted from the proxy statement because it related to ordinary business matters. This proposal is a similar incursion into the province of management in that it requests detailed changes in a specific Ford benefit plan. Accordingly, we believe it may be omitted under Rule 14a-8(c)(7).

II. Rule 14a-8(c)(6).

Health Alliance Plan (HAP) is a Health Maintenance Organization (HMO) that is licensed to operate only in the Detroit metropolitan area. Individual state licensing authorities grant permission to HMOs to conduct business in specified areas, on a state-by-state basis. Although some companies operate HMOs in a number of states under the same general name, we believe that, under the present legislative licensing framework, there is no practicable way for an HMO to operate or provide health care to individuals on a nationwide basis. It does not appear that HAP could operate nationwide as proposed. Accordingly, this proposal deals with a matter that is beyond the power of Ford Motor Company to effectuate. We believe the proposal may be omitted under Rule 14a-8(c)(6).

III. Rule 14a-8(c)(4).

Mr. Colombo is a retired employee of the Company who resides in Tennessee. The Company does not have a facility in his immediate vicinity and no Company-recognized HMO plan is available to Mr. Colombo. Instead, Mr. Colombo is covered by a Blue Cross and Blue Shield program under the Company's medical care plan. Underlying Mr. Colombo's proposal for a different medical plan is his apparent dissatisfaction with the medical coverage provided him under a current Company plan. Because Mr. Colombo does not live in the Detroit metropolitan area and cannot participate in HAP, he would receive a personal benefit from the proposal if passed (assuming, for the sake of argument, that it could be implemented).

Aside from Mr. Colombo's personal interest in the proposal, it can, at best, only affect employee stockholders in certain geographic areas. Stockholders at large would not have an interest in this proposal which deals with medical benefits for employees. Accordingly, this proposal relates to a personal claim or grievance against the Company and reflects a personal interest of Mr. Colombo, who will derive a personal benefit if the proposal is implemented. The interest is not shared by Ford stockholders at large. Therefore, we believe the proposal may be omitted under Rule 14a-8(c)(4).

IV. Rule 14a-8(c)(3).

The proposal contains numerous vague, indefinite and misleading statements. The proposal requests Ford and HAP to "look over the program by expanding its program." This statement is vague and indefinite in that it is unclear what Mr. Colombo specifically is requesting by his statement. For instance, should Ford review its existing health care options, expand its medical plan to include HAP, or consider other health care providers in addition to HAP?

The first "Whereas" clause mentions the "Ford Hospital and Clinic now working together." It is unclear how their working together would have any impact on the proposed request to institute HAP nationwide for the benefit of Ford employees and retirees. Further, it is uncertain how the decision to implement HAP nationwide would be influenced by what HAP "should and could" pay as stated in point 2 of the fourth "Whereas" clause. Point 3 requests that Ford make reasonable benefit payments "according to the federal medicare program." However, Mr. Colombo does not indicate what criteria should be used to determine what is "reasonable" or if the federal medicare plan should be the criteria for what is deemed a "reasonable" payment. We cannot determine what Point 4 of that "Whereas" clause requests of the Company. The entire proposal is confusing and vague.

Mr. Colombo proposes that HAP be offered nationwide. As discussed earlier under section II. of this letter, because HAP currently is not licensed on a nationwide basis and it is not practicable for it to secure authority to operate nationwide under the current HMO licensing scheme, a suggestion that HAP can be offered nationwide is misleading.

Accordingly, we believe the proposal is vague, indefinite and misleading and therefore may be omitted under Rule 14a-8(c)(3).

Conclusion

For the reasons set forth above and as further discussed in the enclosed opinion of Delaware counsel, it is respectfully submitted that the omission of the proposal from the Company's proxy material for the 1989 Annual Meeting of its stockholders is proper. A copy of this letter, together with enclosures, is being sent to Mr. Colombo.

Very truly yours,

James A. Courter

Enclosures

cc: Mr. Anthony Colombo

7210d

February 2, 1989 000065

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Pacific Telesis Group (the "Company")
Incoming letter dated December 14, 1988

The Company's letter relates to a proposal that the Company study the impact on communities of the closing or consolidation of Company facilities.

In the past, the staff has permitted registrants to omit from their proxy materials shareholder proposals dealing with plant closings. Those cases involved either proposals dealing with specific decisions regarding the closing or relocation of particular plant facilities, or proposals raising questions as to how companies intended to deal generally with the broad social and economic impact of plant closings or relocations, or both. In all such cases, the staff concurred in registrants' arguments that proposals could be omitted in reliance upon Rule 14a-8(c)(7). That provision permits the exclusion of proposals that deal with matters relating to the conduct of a registrant's ordinary business operations.

In light of recent developments, including heightened state and federal interest in the social and economic implications of plant closing and relocation decisions, the staff has reconsidered its position with respect to the applicability of Rule 14a-8(c)(7) to proposals dealing generally with the broad social and economic impact of plant closings or relocations. It is the Division's view that such proposals, including the one that is the subject of the Company's letter, involve substantial corporate policy considerations that go beyond the conduct of the Company's ordinary business operations. Accordingly, we do not believe that the Company may rely on Rule 14a-8(c)(7) as a basis for omitting the proposal from its proxy material.

The staff's revised position, however, would not apply to proposals concerning specific decisions regarding the closing or relocation of particular plant facilities. Our position with respect to those proposals remains unchanged and such proposals would continue to be excludable pursuant to Rule 14a-8(c)(7). In addition, it is the staff's view that Rule 14a-8(c)(7) also would be available to exclude a proposal that refers to the closing or relocation of a particular facility; even if such proposal deals generally with the broad social and economic of plant closings and relocations.

Sincerely,

Cecilia D. Blye

Cecilia D. Blye
Special Counsel

PACIFIC TELESIS
Group

8

000058

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

December 14, 1988

Securities Exchange Act of 1934
Section 14(a)
Rule 14a-8(c)(7)

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Pacific Telesis Group
Shareowner Proposals for 1989 Annual Meeting - Bryant

Ladies and Gentlemen:

This statement and the accompanying materials are submitted by Pacific Telesis Group (the "Corporation") pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934 (the "Act") as a statement of reasons why a proposal submitted by Mr. Cliff Bryant, a shareowner of the Corporation, may properly be omitted from the proxy statement and form of proxy (collectively the "Proxy Materials") for the Corporation's 1989 annual meeting of shareowners. The proposal and its supporting statement (collectively the "Proposal") are attached hereto as "Exhibit A".

The Corporation plans to mail definitive proxy materials to its stockholders on or about March 15, 1989. Pursuant to Rule 14a-6, the Corporation is not required to file a preliminary proxy statement for its 1989 annual meeting of shareowners.

Proposal

Mr. Cliff Bryant sets forth his proposal as follows:

"Resolved:

That Pacific Telesis in joint discussions with it's labor partners, study the impact to communities of the closing or consolidation of Pacific Telesis facilities and be it further resolved that alternatives be developed that help mitigate those corporate decesions [sic] such as, but not limited to:

- o Locating new facilities where feasible within commutable range of old outdated offices.
- o Remodeling or rebuilding older offices into new more efficient work environments.
- o Reducing contract labor in those communities where office closures occur and make provisions for Pacific Telesis employees to perform such work.
- o Study other alternatives developed by officers of the company, there [sic] staff's [sic], and other business partners.

Whereas this policy would seek to eliminate the burden of laid-off workers being placed on the community and encouraging corporate responsibility for the future of its work force."

Rule 14a-8(c)(7)

It is my opinion as counsel for the Corporation that this proposal may properly be omitted from the Corporation's proxy statement and form of proxy for its 1989 Annual Meeting on the basis of Rule 14a-8(c)(7) under the Act. Rule 14a-8(c)(7) provides that a registrant may omit a proposal and any statement in support thereof from its proxy statement and form of proxy "[i]f the proposal deals with a matter relating to the conduct of the ordinary business operations of the registrant." The foregoing proposal relates to the closing of Corporation facilities, and the Division of Corporation Finance of the Securities and Exchange Commission (the "Division") has consistently allowed for the omission of share owner proposals dealing with the closing of company facilities under Rule 14a-8(c)(7). See, General Electric Company, available January 29, 1988 (attached hereto as Exhibit "B"). Such proposals have been excludable even where they go beyond a mere request that the Board of Directors reconsider or reverse the decision to close a particular facility, and also where the proposal seeks a report or a policy statement from the Board in connection with the closing of a facility.

The fact that the Proposal requests a community impact study and a study of alternatives to the closing or consolidation of the Corporation's facilities does not carry this proposal outside the rationale for exclusion under Rule 14a-8(c)(7). In Exchange Act Release No. 34-20091, 48 Fed.Reg. 38218, 38221 (1983), pursuant to which amendments were made to Rule 14a-8, the Securities and Exchange Commission (the "Commission") noted that its staff had taken the interpretative position in the past "that proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees to study a segment of their business would not be excludable under Rule 14a-8(c)(7)." In response, the Commission adopted a significant change in such interpretation of Rule 14a-8(c)(7):

> "Because this interpretation raises form over substance and renders the provisions of paragraph (c)(7) largely a nullity, the Commission has determined to adopt the interpretative change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)."

Because the subject matter of the Proposal, the closing or consolidation of Corporation facilities, squarely addresses matters within the discretion and determination of the Board of Directors, it cannot escape exclusion under Rule 14a-8(c)(7) by requesting a special study or report.

Based upon the foregoing, and upon numerous "no action" letters cited by General Electric Company's counsel in Exhibit B appended hereto, it appears that Mr. Bryant's proposal may properly be omitted from the Corporation's proxy materials pursuant to Rule 14a-8(c)(7).

Conclusion

As required by Rule 14a-8(d), a copy of this letter is being sent to Mr. Bryant with a letter notifying him of the Corporation's intention not to include the Proposal in the Proxy Materials. A copy of such letter is attached hereto as "Exhibit C".

The ordering of printing supplies and other arrangements in connection with the preparation of the Proxy Materials are already under way. Therefore, we would appreciate your response to our position that the Proposal may properly be omitted from the Proxy Materials no later than January 11, 1989.

Enclosed herewith are five copies of this letter, together with six copies of the attachments, as required by Rule 14a-8(d). I also have enclosed an additional copy of this letter, without attachments, and a self-addressed stamped envelope. Please return the additional copy to me stamped "received."

If you have any questions regarding the foregoing, please contact me at the number set forth above, or Elizabeth K. Roemer, Esq. on (415) 394-3533, collect.

Sincerely,

Duane G. Henry
Senior Counsel

Enclosures

EXHIBIT A 000062

Nov. 15, 1988

Gentlemen,

Enclosed is a resolution I wish to submitt for an agenda item at the upcoming Pacific Telesis annual stockholders meeting.

Either myself or my authorized representative will be in attendance at the meeting. I will be prepared to discuss this resolution at length and wish to be put on the published agenda.

This resolution is important to the coporation for the following reasons:

- It increases the stock value of Pacific Telesis
- It will lead to enhanced relations with all employees
- It puts Pacific Telesis on the leading edge of coporate commitment to employment security
- It has little or no financial impact on the coporation. In fact it has the potential of cost savings to the coporation

I am in compliance with S.E.C.

resolutions by virtue of stock ownership exceeding the minimum amount required. My I.D.# is 385-44-6699 and my stock plan # is PT/E9/02/385446699/3P422

If you have comments or question on this resolution I may be reached at:

CLIFF BRYANT HOME-916-432-3
17275 STARDUSTER DR. WORK-916-823-94
NEVADA CITY, CA. 95959

Sincerally
Cliff Bryant

EXHIB 000064

Resolved:

That Pacific Telesis in joint discussions with it's labor partners, study the impact to communities of the closing or consolidation of Pacific Telesis facilities and be it further resolved that alternatives be developed that help mitigate these corporate decisions such as, but not limited to:

- Locating new facilities where feasible within commutable range of old outdated offices.
- Remodeling or rebuilding older offices into new more efficient work environments.
- Reducing contract labor in those communities where office closures occur and make provisions where for Pacific Telesis employees to perform such work.
- Study other alternatives developed by officers of the company, there staff's, and other business partners.

Whereas this policy would seek to eliminate the burden of laid-off workers being placed on the community and encouraging corporate responsibility for the future of it's work force.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 20, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Valspar Corporation
Incoming letter dated October 31, 2002

The proposals relate to life insurance, plant closings and dividends.

There appears to be some basis for your view that Valspar may exclude the proposals under rule 14a-8(e)(2) because Valspar received them after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Valspar omits the proposals from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Valspar relies.

Sincerely,

Grace K. Lee
Special Counsel